

LETTER TO SHAREHOLDERS

NOTICE OF MEETING AND PROXY STATEMENT

FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS

2024 ANNUAL REPORT ON FORM 10-K



2025 Letter to Shareholders

I was tempted to start this 2025 Letter (about the 2024 year) as just 'more of the same'. I guess I just did that! It does seem we are the steady enterprise through whatever the world experiences … inflation (or not), recession (or not), tariffs (or not) … you probably get the drift. Our revenue and profits do not depend on what is called 'spend' in the industry but mostly on the work we do and the number of cards our customers have and use each month.

Our specialty is revolving credit so in good AND bad times, the number of cards typically continues to grow. The 'cards' belong to our clients and partners and we just do the processing for their cards. The client and partner determine what they want to invest and what kind of features they believe will grow their portfolio. CoreCard has a very flexible system so we are able to help them with their innovation that leads to more cards being processed.

CoreCard has to continually invest in technology in order to always be at the front of the 'modern' processors in terms of functionality, cost, and scalability. That means both in our current platforms and the hardware or software that 'runs' the platform. This is just a constant.

CoreCard was the first company that had revolving credit software running on microprocessor computers that could truly compete with the legacy processors and their COBOL systems. We wrote our current system using Microsoft technologies with the business knowledge of our predecessor company that had 6 million lines of COBOL. The predecessor company was purchased by First Data and is now part of FiServ.

Four plus years ago, we took on the task of re-engineering our platform one more time in order to take advantage of newer technologies, lessons learned from the first effort years ago (both good and less good!), and experience running 15 million revolving credit cards for the most successful new card entrant in history. For the first few years we called the project 'Tesla' as it was designed to be as autonomous with smart decisioning as the self-driving autonomous Tesla cars (as Tesla says, 'keep your hands on the wheel' acknowledging the best you can achieve to date is semi-autonomous).

We are well on our way realizing the value of the investment and by the end of the year we expect the new software (now called CoreFinity or CoreFi) to be proven and ready for production in 2026. Some of the CoreFi software is already in production in parallel with the current system so we are not waiting for the 'big bang' intro.

But back to what is 'more of the same'. I had a paragraph in my letter last year about this. An overhanging question about the company is what happens when our largest customer – Goldman Sachs – gets out of the processing business? This has been the Damocles Sword dilemma for the last several years. We know the thread holding the sword is going to break – Goldman has stated clearly they are getting out of the business. What has not been known and is not known at the time I'm writing this letter in mid-April, is if the sword is actually going to land on us when the thread breaks! I think the odds of CoreCard staying in the mix processing the Apple card is high but that can only be speculative and certainly the market or the street has to factor the possibility of the sword causing serious injury when it falls.

CoreCard grew its non-Goldman business about 14% in 2024 and expects it to grow at more than double that pace each of the next few years. But it would take time to fill the revenue hole should it go away. Speaking of time, it will also take time to move the processing should that be the ultimate result – somewhere between 18 months and 3 years to replicate and test the features CoreCard provides so we expect 'more of the same' from the Goldman Sachs business this and at least through next year.

A final note on 'what is more of the same'. Over the years we have consistently fielded questions, and our board has discussed whether CoreCard should remain independent or become a part of a larger company. Opportunities for the latter are regularly considered, and I have always said the company is not for sale but it could be bought. That is nuanced but accurate and continues to be true.

More than 350 of our employees have stock in the company (with vesting periods) and our workforce is dedicated to the long-term success of CoreCard. I personally am indebted to them in that they make my job easy as they do the heavy lifting. So, to these long-term employees as well as all of the others, shareholders, and customers, we all look forward to 2025 with anticipation of better than 'more of the same'!

J. Leland Strange
President and Chief Executive Officer



One Meca Way
Norcross, Georgia 30093

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

YOU ARE INVITED TO attend the Annual Meeting of Shareholders of CoreCard Corporation on Thursday, May 29, 2025 at 4:00 p.m., Eastern Time, at our principal executive offices located at One Meca Way, Norcross, Georgia 30093. At the Annual Meeting, shareholders will consider and vote on:

1. The election of two directors to the Board of Directors to serve until the 2028 Annual Meeting and until their successors are duly elected and qualified;

2. Approval, by a non-binding, advisory vote, of the compensation of our named executive officers;

3. A proposal to approve the CoreCard Corporation 2025 Employee Stock Incentive Plan; and

4. Other matters that may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 10, 2025, will receive notice of and be entitled to vote at the meeting or any adjournment thereof.

A Proxy Statement and a proxy solicited by the company are enclosed with this mailing. **To ensure a quorum for the meeting and that your vote may be recorded, please sign, date and return the proxy promptly in the enclosed business reply envelope. If you attend the meeting, you may revoke your proxy and vote in person.** Our 2024 Annual Report to Shareholders is enclosed in the same mailing as the Proxy Statement.

By order of the Board of Directors,

Matthew A. White

MATTHEW A. WHITE
Secretary

April 14, 2025

Please complete and return the enclosed proxy promptly so that your vote may be recorded

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2025

We are sending this Proxy Statement to the shareholders of CoreCard Corporation (the "company") in connection with the solicitation of proxies by the Board of Directors (the "Board") to be voted at the 2025 Annual Meeting of Shareholders (the "Annual Meeting") of CoreCard Corporation and any adjournment thereof. The Annual Meeting will be held on May 29, 2025, at our principal executive offices located at One Meca Way, Norcross, Georgia 30093 at 4:00 p.m. Eastern Time. We expect to mail this Proxy Statement and the accompanying proxy to shareholders on or about April 14, 2025.

VOTING

General

The securities that can be voted at the Annual Meeting consist of common stock of CoreCard Corporation, $.01 par value per share. Each share of our common stock entitles its owner to one vote on each matter submitted to the shareholders. There are no cumulative voting rights. The record of shareholders entitled to vote at the Annual Meeting was taken as of the close of business on April 10, 2025. On that date, we had outstanding and entitled to vote 7,786,679 shares of common stock with each share entitled to one vote.

Quorum

A majority of the outstanding shares of our common stock must be present, in person or by proxy, to constitute a quorum at the Annual Meeting. We will treat shares subject to abstentions or broker non-votes as present at the Annual Meeting for purposes of determining a quorum. Broker non-votes occur when a bank, broker, or other nominee of shares held in street name is not permitted to vote without instructions from the shareholder and such instructions have not been given. Abstentions and broker non-votes are not counted as a vote cast and will have no effect on the vote on any proposal in this Proxy Statement.

Required Vote

With respect to Proposal 1 – THE ELECTION OF TWO DIRECTORS TO THE BOARD OF DIRECTORS TO SERVE UNTIL THE 2028 ANNUAL MEETING AND THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, Philip H. Moise and Kathryn Petralia, the incumbent nominees for election as director, will be reelected if more votes are cast "for" than are cast "against" such nominee. If more votes are cast "against", a nominee, such nominee is required to submit their resignation subject to acceptance by the Board. The other members of the Board will determine the action to be taken with respect to the resignation and will publicly announce their decision and the rationale therefor.

With respect to Proposal 2 – TO APPROVE, BY A NON-BINDING ADVISORY VOTE, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, the proposal will be approved if more votes are cast "For" than are cast "Against" the proposal. The proposal is advisory and nonbinding. The Compensation Committee and the Board will review the result of the vote and take it into account when making future compensation decisions.

With respect to Proposal 3 – TO APPROVE OF THE CORECARD CORPORATION 2025 EMPLOYEE STOCK INCENTIVE PLAN, the proposal requires the affirmative vote of a majority of votes cast. Because a vote to abstain on this proposal would be a vote cast, an abstention would be a vote AGAINST the proposal. However, because a broker non-vote does not result in a vote cast, a broker non-vote will have no effect on the outcome of the vote.

Proxies

At the Annual Meeting, the persons named as proxies will vote all properly executed proxy cards delivered in connection with this solicitation and not revoked in accordance with the directions given. Shareholders should specify their choices with regard to each proposal to be voted upon on the accompanying proxy card. **If no specific instructions are given with regard to a proposal to be voted upon, then the shares represented by a signed proxy card will be voted "FOR" the director nominees, "FOR" proposal 2 and "FOR" proposal 3.** If any other matters properly come before the Annual Meeting, the persons named as proxies will vote upon such matters according to their judgment.

Some of our shareholders hold their shares through a broker, bank, custodian or other nominee, rather than directly in their own name. This is commonly referred to as holding shares in "street name." If you hold shares in street name, these proxy materials are being forwarded to you by your broker, bank, custodian or other nominee, which is considered, with respect to such shares, to be the shareholder of record. As the beneficial owner of shares held in street name, you have the right to direct the nominee how such shares should be voted. You also have the right to attend the Annual Meeting. However, since you are not the shareholder of record, you must first obtain a signed proxy from the shareholder of record giving you the right to vote the shares at the Annual Meeting. Your broker, bank, custodian or other nominee has enclosed or provided you voting instructions for you to use in directing the nominee how to vote your shares or obtain a proxy from the nominee.

You may revoke your proxy in connection with this solicitation at any time prior to voting at the Annual Meeting by:

- giving written notice to the Secretary of the company at One Meca Way, Norcross, Georgia 30093, or

- executing and delivering to the Secretary a later dated proxy, or

- voting in person at the Annual Meeting.

You cannot revoke your proxy or voting instructions as to any matter upon which, prior to such revocation, a vote has been cast in accordance with the authority conferred by such proxy or voting instructions.

We will pay all expenses incurred in connection with the solicitation of proxies. Such costs include charges by brokers, fiduciaries and custodians for forwarding proxy materials to beneficial owners of stock held in their names. We may solicit proxies by mail, telephone and personal contact by directors, officers, and employees of the company without additional compensation.

Multiple Shareholders Sharing the Same Address

If you and other residents at your mailing address own shares of common stock in street name, your broker or bank may have sent you a notice that your household will receive only one Annual Report to Shareholders and Proxy Statement. This practice is known as "householding," and is designed to reduce our printing and postage costs. If you reside at such an address and wish to receive a separate Annual Report and proxy statement, you may contact your broker or, if you are a registered holder, you may contact us by writing to: Matthew A. White, CoreCard Corporation, One Meca Way, Norcross, Georgia 30093, and we will promptly send you the requested materials.

Security Ownership of Certain Beneficial Owners and Management

The following table contains information concerning the persons who are known to us to be beneficial owners of more than 5 percent of our common stock as of March 15, 2025, and the ownership of our common stock as of that date by each director and director nominee, each executive officer named in the Summary Compensation Table and by all directors, director nominees and executive officers of the company as a group. There are no arrangements known to us which may result in change of control of the company. Unless otherwise noted below, the address for each beneficial owner is the company's corporate headquarters located at One Meca Way, Norcross, GA 30093.

Beneficial Owner	Address	Shares Beneficially Owned [a, b]	Percent of Class [a]
J. Leland Strange [c] *Chairman of the Board, President and CEO*		1,310,037	16.8%
Clifford N. Burnstein [d]	729 7th Avenue New York, NY 10019	835,445	10.7%
Weitz Investment Management, Inc. [e]	1125 South 103rd St., Suite 200 Omaha, NE 68124	515,000	6.6%
A. Russell Chandler, III, *Director* [f]		48,716	*

Philip H. Moise, *Director*		22,562	*
Kathryn Petralia, *Director*		7,911	*
Matthew A. White *Chief Financial Officer and Corporate Secretary*		34,000	*
All Directors and Executive Officers as a Group (5 persons)		1,423,226	18.1%

a. Except as otherwise noted, beneficial ownership is determined on the basis of 7,786,679 shares of common stock outstanding plus securities deemed outstanding pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended. Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), a person is deemed to beneficially own shares of the company's common stock if that person has or shares "voting power", which includes the power to vote or to direct the voting of a security, or "investment power", which includes the power to dispose of or to direct the disposition of a security. An asterisk indicates beneficial ownership of less than 1 percent. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or that will become exercisable within 60 days of March 15, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

b. Includes 59,000 shares reserved for issuance to officers and directors pursuant to stock options that were exercisable at March 15, 2025 or within sixty days of such date which are deemed beneficially owned by such person pursuant to Rule 13d-3(d)(1) of the Exchange Act. The amounts reported above for Mr. White include 30,000 shares for shares underlying stock options exercisable at March 15, 2025 or within sixty days of such date. The amount reported for Mr. Moise includes 16,000 shares for shares underlying stock options exercisable at March 15, 2025, or within sixty days of such date. The amount reported for Mr. Chandler includes 13,000 shares for shares underlying stock options exercisable at March 15, 2025, or within sixty days of such date.

c. Shares directly owned are jointly owned by J. Leland Strange and Jane H. Strange, Mr. Strange's wife. Includes 75,000 shares owned by a family trust.

d. Based solely on information set forth in a Schedule 13D filed on August 3, 2009, in which Clifford N. Burnstein, an individual, reported beneficial ownership of 835,445 shares of common stock, of which Clifford N. Burnstein has the sole power to vote and to dispose.

e. Based solely on information set forth in a Schedule 13G filed on January 28, 2025, in which Weitz Investment Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, reported beneficial ownership of 515,000 shares of common stock, of which Weitz Investment Management, Inc. has the sole power to vote and to dispose.

f. Includes 8,000 shares owned by a not-for-profit trust controlled by Mr. Chandler.

PROPOSAL 1 – THE ELECTION OF TWO DIRECTORS

Nominees

At the Annual Meeting of Shareholders, shareholders will elect two directors to the Board to serve a three-year term until the 2028 Annual Meeting of Shareholders and their successors are duly elected and qualified. The other directors' terms expire at the Annual Meeting of Shareholders listed in the following table for each category of directors and their respective successors are elected and duly qualified or until their earlier death, resignation or removal from office.

If a nominee withdraws for any reason or is not able to continue to serve as a director, the proxy will be voted for another person designated by the Board as substitute nominee, but in no event will the proxy be voted for more than one nominee per seat. The Board has no reason to believe that the nominees will not serve if elected.

The Board has nominated the persons named in the following table to serve as a director of the company. The nominees and other directors gave us the following information concerning their current age, other directorships, positions with the company, and principal employment.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL 1 TO ELECT TWO NOMINEES TO SERVE AS A DIRECTOR OF THE COMPANY.

Name	Age	Position / Principal Occupation
Incumbent Directors nominated for election to serve until the 2028 Annual Meeting		
Philip H. Moise [1, 2 & 3]	75	Director, Retired Executive Vice President and General Counsel of Immucor, Inc.
Kathryn Petralia [1, 2 & 3]	54	Director, Keep Co-Founder, Kabbage Co-Founder
Incumbent director serving until the 2026 Annual Meeting		
A. Russell Chandler, III [1, 2 & 3]	80	Director, Retired, Chairman of Whitehall Group, Ltd.
Incumbent director serving until the 2027 Annual Meeting		
J. Leland Strange	83	Director, Chairman of the Board, President and Chief Executive Officer

1. Serves on the Audit Committee
2. Serves on the Compensation Committee
3. Serves on the Nominating and Corporate Governance Committee

A. Russell Chandler, III, has served as a director since 2017. Mr. Chandler has served as a director of Miller Industries, Inc. (NYSE: MLR), a publicly traded manufacturer of towing and recovery equipment, since April 1994. He is founder and Chairman of Whitehall Group Ltd., a private investment firm based in Atlanta, Georgia. Mr. Chandler served as Chairman of Precyse Technologies Inc. in 2010 and as its Chief Executive Officer through May 2013. Mr. Chandler served as Chairman of Datapath, Inc., a company that built mobile communications trailers for military applications, from October 2004 until June 2006 and he served as the Mayor of the Olympic Village for the Atlanta Committee for the Olympic Games from 1990 through August 1996. From 1987 to 1993, he served as Chairman of United Plastic Films, Inc., a manufacturer and distributor of plastic bags. He founded Qualicare, Inc., a hospital management company, in 1972 and served as its President and Chief Executive Officer until its sale in 1983. The Board considered Mr. Chandler's extensive experience as an executive and long term tenure as a member of the board of directors of a publicly traded company, as well as his operational and strategic insight in determining that he should serve as a director of the company. The Board has determined that Mr. Chandler qualifies as an independent director under the applicable rules of NYSE.

Philip H. Moise has served as a director since 2013. Mr. Moise served as Executive Vice President, General Counsel and Secretary of Immucor, Inc. from 2007 until 2012. Immucor manufactures and sells instruments and reagents used to classify components of human blood prior to blood therapies and transfusions. Previously a publicly-held company, Immucor was acquired and taken private in 2011. Before joining Immucor, Mr. Moise was in the private practice of law for almost 30 years, where he represented public and private companies in the technology and life sciences industries. He represented CoreCard and its predecessors for approximately 25 years before joining Immucor in 2007. The Board considered Mr. Moise's familiarity with the company's business and history; his business experience as an executive with a publicly traded company; his extensive legal background and experience in corporate transactions and corporate governance; and his familiarity with board and regulatory matters impacting publicly traded companies in determining that he should serve as a director of the company. The Board has determined that Mr. Moise qualifies as an independent director under the applicable rules of NYSE.

Kathryn Petralia has served as a director since 2022. She is the Co-Founder of Keep Financial, a fintech compensation platform that helps employers and employees stay together longer and happier. Prior to starting Keep, Kathryn Co-Founded Kabbage, a financial services, technology and data platform for small businesses that was acquired by American Express in 2020. Prior to Kabbage, Kathryn spent nearly 15 years with fintech and ecommerce startups. After graduating from Furman University with an English degree, Kathryn pursued her interest in technology to launch a number of successful startups. She also served as Vice President of Strategy for Revolution Money, which was acquired by American Express, and was the director of corporate development for CompuCredit (now Atlanticus). In 2018, she was named to Forbes' list of the World's Most Powerful Women. The Board considered Ms. Petralia's background as an executive officer, her experience in the FinTech industry, her experience in management and her operational and strategic insight in determining that she should serve as a director of the company. The Board has determined that Ms. Petralia qualifies as an independent director under the rules of NYSE.

J. Leland Strange has served as our President since 1983 and our Chief Executive Officer and Chairman of the Board since 1985. The Board considered Mr. Strange's many years of experience as the company's CEO, his familiarity with the industries and customers which our operating companies serve, and his past experience on several boards of directors and audit and compensation committees of other publicly traded companies in determining that he should serve as a director of the company.

There are no family relationships among any of the company's directors or executive officers.

There have been no events, except as noted below, under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to an evaluation of the ability and integrity of any director, executive officer or control person of the company during the past ten years. There are no proceedings to which any director, officer, affiliate, any owner of record or beneficially of more than 5 percent of our common stock, or any security holder of the company is an adverse party to the company or has a material interest adverse to the company.

Three of the directors and all of the members of the Audit Committee are independent, as such term is defined in the listing standards of the NYSE and the rules of the SEC. The Audit Committee meets the composition requirements of NYSE's listing (as defined by the rules of NYSE).

Board Leadership Structure and Role in Risk Oversight

The Chief Executive Officer serves as Chairman of the Board of Directors of the company. Given the size and scope of the company's operations, the company believes that the leadership structure of the Board, consisting of four directors of which three are independent, is appropriate. There is no lead independent director because there has been no need for such a role based on the continuity resulting from the tenure of the directors and the small size of the Board. Given the character, size and scope of the company's operations and the stability and long tenure of its workforce and management team, there is limited exposure to external risks other than general business, product and market risks. General business and operational risks are handled primarily by senior executive management and discussed during regular Board meetings as necessary. The company has limited, if any, exposure related to financial instruments, environmental issues, off balance sheet entities and such external risks. The Board reviews treasury risks, financial and accounting risks, legal and compliance risks, information technology security and cybersecurity risks and risks related to internal control over financial reporting. The Audit Committee, which consists of the independent directors, provides risk oversight as part of the company's internal controls process and regularly reviews reports from management and external auditors on risk analysis and tests of the design and effectiveness of the company's internal controls. The Board considered and has determined that risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company. This determination was based on the limited nature of the company's compensation program. The full board also has oversight of enterprise risk management and considers strategic risks and opportunities on a regular basis.

Meetings and Committees of the Board of Directors

The Board met five times during the year ended December 31, 2024. The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Audit Committee of the Board met five times in 2024. During 2024, the Audit Committee consisted of Mr. Chandler (chair), Mr. Moise and Ms. Petralia. In 2024, the Audit Committee appointed the company's independent auditor to review its report on the 2024 audit and the 2024 quarterly reviews, and carried out a number of other responsibilities, as outlined in the Audit Committee Charter. The Audit Committee charter is posted in the Investor Relations section of our website at www.corecard.com.

All members of the Audit Committee currently meet the applicable independence and qualifications standards of the NYSE. The Board has determined that Mr. Chandler is an audit committee financial expert as defined by the rules of the SEC and is financially sophisticated as defined in the listing standards of NYSE. The Board based this determination, in part, on Mr. Chandler's experience in actively supervising senior financial and accounting personnel and in overseeing the preparation of financial statements as the audit committee chair of another publicly-traded company.

The Board has a Compensation Committee consisting of three independent directors, Mr. Chandler, Mr. Moise and Ms. Petralia (chair). The Compensation Committee met twice in 2024. The Compensation Committee charter is posted in the Investor Relations section of our website at www.corecard.com. The Compensation Committee reviews, makes recommendations and approves the appropriate compensation level for the officers of the company and any changes in the company's various benefit plans covering executive officers or directors as well as administering the company's stock incentive plans and overseeing executive management succession planning. The Compensation Committee has the authority to delegate responsibility for the day-to-day management of the company's executive compensation programs. In addition, The Compensation Committee may appoint one or more subcommittees consisting of one or more members of the Compensation Committee and may delegate to any subcommittee or Compensation Committee member such Committee authority, responsibilities and duties as the Compensation Committee sees fit. Neither the Compensation Committee nor management has engaged a compensation consultant to provide advice or recommendations on the form or amount of executive or director compensation. From time to time, the Compensation Committee has sought input from publicly available data compiled by executive officers of the company relating to compensation paid to executive officers and directors in similar size, publicly traded companies in the same geographic area or industry as the company. The Compensation Committee has also solicited input from the CEO with respect to compensation of non-CEO executive officers.

The Compensation Committee considers compensation data based on a comparator group. Our comparator group is intended to be representative of the market in which we compete most directly for executive talent. The selection of companies comprising our comparator group is based on similarity in revenue size, lines of business, participation in global markets and market capitalization. The peer group is constructed to target CoreCard near the median of the composite ranking of the financial and operating metrics of the companies in the comparator group. The comparator group used in 2023 to set 2024 compensation was:

PaySign	Green Dot	Marqeta	Repay

The Board has a Nominating and Corporate Governance Committee consisting of three independent directors, Mr. Chandler, Mr. Moise (chair) and Ms. Petralia. The Nominating and Corporate Governance Committee met twice in 2024. The Nominating and Corporate Governance Committee charter is posted in the Investor Relations section of our website at www.corecard.com. The Nominating and Corporate Governance Committee was established to assist the Board with (i) Board and committee organization, membership and function, (ii) oversight of the evaluation of director qualifications and performance, and (iii) corporate governance. As part of these responsibilities, the Nominating and Corporate Governance Committee evaluates candidates for service as directors of the company, conducts the Board's annual self-assessment process and recommends corporate governance principles for adoption by the Board. The Nominating and Corporate Governance Committee will consider candidates recommended by shareholders. Shareholder recommendations must comply with the procedures for director nominations set forth in Article Three, Section 3.9, of the company's Bylaws and applicable law.

In 2024, each director attended all meetings of the Board and Committees on which they served.

Involvement in Certain Legal Proceedings

Ms. Petralia, a director of the company, was an executive officer until October 2020 of Kabbage, Inc. d/b/a KServicing which filed for Chapter 11 bankruptcy in the District of Delaware in October 2022. Kabbage is winding down its operations as KServicing Wind Down Corp.

Executive Officers

The following information is provided about our non-director executive officer:

Name	Age	Position / Principal Occupation
Matthew A. White	43	Chief Financial Officer and Secretary

Matthew A. White was elected on January 22, 2019, as Chief Financial Officer and Corporate Secretary. Mr. White was previously serving as VP Finance and CFO of CoreCard Software, the main operating subsidiary of CoreCard and he will continue to serve in that role. Prior to joining CoreCard Software Mr. White held various accounting and financial reporting positions at Humana and, most recently, Equifax. Prior to that he was a Senior Manager in the audit practice at Deloitte and is a licensed CPA.

The Board of Directors elects the executive officers to serve until they are removed, replaced or resign.

Executive Compensation

2024 Summary Compensation Table

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Other Annual Compensation $	Total $
J. Leland Strange	2024	500,000	250,000	152,688	3,981	906,669
President & Chief Executive Officer	2023	500,000	85,000	--	4,356	589,356
Matthew A. White	2024	325,000	120,000	152,688	4,875	602,563
Chief Financial Officer & Secretary	2023	325,000	85,000	--	4,745	414,745

The table above sets forth information regarding compensation awarded to, earned by or paid to the company's CEO and the company's most highly compensated person serving as an executive officer during the fiscal year other than the CEO (the "Named Executive Officers"). The Compensation Committee endeavors to provide compensation arrangements that are reasonable given the company's size, the nature of its business and the executive's duties; align pay with creating shareholder value; minimize risky behavior; and reward the executive for his/her contribution to achieving our business goals. Given the nature of our business, the small number of executives and the significant ownership held by Mr. Strange, the Compensation Committee believes that a straight-forward compensation plan that is economical to administer and that consists of a reasonable base salary and appropriate periodic bonuses is appropriate for the company. None of the Named Executive Officers has an employment agreement with the company and the company does not have any corporate non-equity incentive plans or nonqualified deferred compensation plans. From time to time, officers may be awarded bonuses to recognize achievement of corporate or subsidiary goals or other accomplishments. Mr. Strange and Mr. White were awarded bonuses in 2023 and 2024 in recognition of the growth of the company. The 2024 stock awards for each Named Executive Officer reflects (i) 8,125 shares of restricted stock granted on February 12, 2024, which vest 100% on February 12, 2027, and (ii) 3,621 shares of restricted stock granted on October 11, 2024, which vest 100% on October 10, 2027. Amounts for shares of restricted stock reflect the full grant date fair value in accordance with FASB ASC 718. No options were re-priced in the two-year period ended December 31, 2024. All Other Annual Compensation shown above includes matching contributions by the company to the respective accounts of the executive officers pursuant to the terms of our Tax-Deferred Savings and Protection Plan (the "401(k) Plan"). Such amounts are fully vested. It is our policy to provide executives with the same benefits provided to other employees with respect to medical, dental, life insurance and 401(k) plans. Accordingly, no amounts are indicated for perquisites and other personal benefits as the value provided did not exceed $10,000 for any individual named executive officer.

Outstanding Equity Awards at Fiscal Year End 2024

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Matthew A. White	30,000	--	$19.99	01/21/2029

Stock Awards

Name	Number of Securities That Have Not Vested (#)	Number of Securities That Have Vested (#)	Market Value of Securities That Have Not Vested ($)	Market Value of Shares That Have Vested ($)
J. Leland Strange	8,125[1]	--	$184,437	--
	3,621[2]	--	$82,197	--
Matthew A. White	8,125[1]	--	$184,437	--
	3,621[2]	--	$82,197	--

1. Restricted stock award vests 100% on February 12, 2027.
2. Restricted stock award vests 100% on October 10, 2027.

Timing of Equity Awards

The Compensation Committee grants equity awards, including stock options, from time to time. This may also include grants in connection with a new hire, promotion, and other circumstances where the Compensation Committee deems it appropriate to make such grants. Although we have not adopted a formal policy regarding the timing of equity award grants, including stock options, the Compensation Committee does not take material nonpublic information into account when determining the terms of equity awards and has not timed grants or the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. During 2023 and 2024, there were no stock option or stock appreciation right awards granted to any named executive officer.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table gives information as of December 31, 2024 about the company's common stock that may be issued under the 2011 Non-Employee Directors' Stock Option Plan, the 2015 Stock Incentive Plan, the 2020 Non-Employee Directors' Stock Incentive Plan and the 2022 Employee Stock Incentive Plan. All plans were approved by shareholders.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [1]	556,646	$ 17.35	428,702
Equity compensation plans not approved by security holders	-	-	-
Total	556,646	$ 17.35	428,702

1. Information pertains to the 2011 Non-Employee Directors' Stock Option Plan, the 2015 Stock Incentive Plan, the 2020 Non-Employee Directors' Stock Incentive Plan and the 2022 Employee Stock Incentive Plan.
2. The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account the shares of our common stock subject to outstanding RSUs, which have no exercise price.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the company for the last three fiscal years.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEO[3]	Average Compensation Actually Paid to Non-PEO NEO[4]	Value of Initial Fixed $100 Investment Based on Total Shareholder Return (TSR)[5]	Net Income (millions)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)
2024	$906,669	$1,020,615	$602,563	$716,509	$58.51	$5.4
2023	$589,356	$589,356	$414,745	$414,745	$35.64	$3.4
2022	$794,563	$794,563	$403,738	$373,238	$74.66	$13.9

1. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Strange (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Summary Compensation Table."
2. The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Strange, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Strange during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for Mr. Strange for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards(a)	Equity Award Adjustments(b)	Compensation Actually Paid to PEO
2024	$906,669	$152,688	$113,946	$1,020,615
2023	$589,356	$ -	$ -	$589,356
2022	$794,563	$ -	$ -	$794,563

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the total average equity award adjustments are as follows:

3. The dollar amounts reported in column (d) represent the amounts reported for Matthew A. White, the company's other named executive officer (NEO), in the "Total" column of the Summary Compensation Table in each applicable year.
4. The dollar amounts reported in column (e) represent the amount of "compensation actually paid" to Mr. White, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. White during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for Mr. White for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for Non-PEO NEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to Non-PEO NEO
2024	$602,563	$ 152,688	$ 113,946	$716,509
2023	$414,745	$ -	$ -	$414,745
2022	$403,738	$ -	$(30,500)	$373,238

(c)   The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(d)   The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2024	$266,634	$ 113,946	$ -	$ -	$ -	$ -	$ 113,946
2023	$ -	$ -	$ -	$ -	$ -	$ -	$ -
2022	$ -	$ -	$ -	$ (30,500)	$ -	$ -	$ (30,500)

5.   Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the company's share price at the end and the beginning of the measurement period by the company's share price at the beginning of the measurement period.

6.   The dollar amounts reported represent the amount of net income reflected in the company's audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay versus Performance Table

The company's executive compensation program reflects a variable pay-for-performance philosophy. While the company utilizes several performance measures to align executive compensation with company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The following graphs illustrates the relationship during 2022-2024 of the compensation actually paid for our CEO and NEO as calculated pursuant to SEC rules to our cumulative TSR.



Compensation Actually Paid and Net Income

The following graph illustrates the relationship during 2022-2024 of the compensation actually paid for our CEO and NEO as calculated pursuant to SEC rules to our net income.



Director Compensation

The table below sets forth all compensation earned by non-employee directors in the year ended December 31, 2024. The company has a Non-Employee Directors' Stock Incentive Plan, which allows for an annual grant of $50,000 of our common stock with the number of shares determined by the closing price on the date of the Annual Meeting.

Name	Fees Earned or Paid in Cash $	Stock Awards[1] $	Total $
A. Russell Chandler, III	50,000	50,000	100,000
Philip H. Moise	50,000	50,000	100,000
Kathryn Petralia	50,000	50,000	100,000

1. Pursuant to the 2020 Non-Employee Directors' Stock Incentive Plan, in 2024 each director received 3,600 shares of common stock based on the closing price as of the date of the 2024 Annual Meeting for a total fair value of $50,000 each.

Total cash compensation for annual board service was $50,000, earned quarterly. In 2024, all non-employee directors had the same compensation plan, as described above. There was no additional compensation for serving on a committee or as a chair of a committee of the Board of Directors.

Audit Committee Report

The Audit Committee Charter, which is reviewed annually, includes organization and membership requirements, a statement of policy and the Committee's authority and responsibilities.

Management is responsible for our company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the company's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing a report thereon. As outlined in more detail in the Audit Committee Charter, the Audit Committee's responsibility is generally to approve all services provided by and compensation paid to the independent auditors; review the adequacy of the company's internal and disclosure controls and risk management practices; review and monitor the annual audit of the financial statements including the financial statements produced and notes thereto; review SEC filings containing the company's financial statements; regularly meet with the independent auditors and management in separate sessions; and authorize investigations into any matter within the scope of their responsibilities. During fiscal year 2024 and through March 15, 2025, among its other activities, the Audit Committee:

- engaged the independent auditors and established their compensation;

- reviewed and discussed with management and the independent auditors the audited financial statements of the company as of December 31, 2024 and 2023 and for the years then ended;

- discussed with the independent auditors their reviews of the quarterly unaudited financial statements of the company for fiscal 2024;

- discussed with the independent auditors the matters required to be discussed by the applicable requirements of the PCAOB and the SEC; and

- received from the independent auditors the written disclosures and written affirmation of their independence required by PCAOB Rule 3526 and discussed with the auditors the firm's independence.

Based upon the reviews and discussions summarized above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the Securities and Exchange Commission.


AUDIT COMMITTEE
A. Russell Chandler, III (Chair)
Philip H. Moise
Kathryn Petralia


Nominations Process

The Board has appointed a Nominating and Corporate Governance Committee consisting of three independent directors, A. Russell Chandler, III, Philip H. Moise and Kathryn Petralia. The same individuals also nominate the officers of the company for election by the Board.

Pursuant to the company's Corporate Governance Guidelines, the Board seeks to identify director candidates who possess the highest personal and professional ethics and who demonstrate integrity, informed judgment, financial literacy, practical wisdom and creativity. In addition, under the Corporate Governance Guidelines, the Board seeks directors from various backgrounds and professions to ensure diversity of experiences to inform its decisions. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. However, the Board has not identified any specific, minimum qualifications or skills that it believes must be met by a nominee for director. The company does not have a specific policy with respect to diversity in identifying nominees for director.

As set forth in the company's Corporate Governance Guidelines, the Board does not believe that fixing a set term limit for directors serves the interests of the Company. Fixed term limits may have the effect of depriving the company of the contribution of those directors who have developed, over time, increasing depth of understanding of the company and its operations. Further, employee directors are expected to resign from the Board upon termination of their employment (other than as a result of normal retirement) either effective immediately or at the next meeting of the Board following such termination. In addition, the Board does not believe that a fixed retirement age for directors is appropriate.

Pursuant to the company's Corporate Governance Guidelines, non-employee directors who experience a change in employment status, professional position or commitments to a business or governmental organization shall notify the Nominating and Governance Committee. The Nominating and Governance Committee will review the change in circumstances and will recommend to the Board whether the director should continue serving as a member of the Board.

The company's Corporate Governance Guidelines are posted in the Investor Relations section of our website at www.corecard.com.

In considering nominations for the 2025 Annual Meeting, the Board reviewed the appropriate size of the Board and the skills and characteristics of directors in the context of the current make-up, background and experience of the Board and the requirements and needs of the company in the foreseeable future.

The Board has not previously formed a policy with respect to consideration of candidates nominated by shareholders since there have been no such nominations. However, it is the Board's intent to consider any security holder nominees that may be properly and timely put forth in the future. Security holders wishing to nominate a candidate for consideration at the Annual Meeting of Shareholders in 2026 should submit the nominee's name, affiliation and other pertinent information along with a statement as to why such person should be considered for nomination. Such nominations should be addressed to the Board in care of the Secretary of the company and be received no later than 60 days before the date of the Annual Meeting of Shareholders. The Board will evaluate any such nominees in a manner similar to that for all director nominees.

Majority Voting in Uncontested Director Elections

Our bylaws contain a majority voting standard for the election of directors in an uncontested election. Accordingly, each nominee must be elected by the vote of a majority of the votes cast by the shares present in person or represented by proxy. A "majority of the votes cast" means that the number of shares voted "for" a director's election must exceed the number of votes "against" such nominee, excluding abstentions. Abstentions do not count as a vote "for" or "against" a director.

In addition, our Board has adopted a director resignation policy governing procedures in the event that a director does not receive a majority of the votes cast. Pursuant to the Board's director resignation policy, if an incumbent director fails to receive the required vote for re-election in an uncontested election, that director shall promptly tender, to the Board or its Chairperson, his or her resignation from the Board and from those Board committees on which the director serves, conditioned upon Board acceptance. The Nominating and Corporate Governance Committee will promptly consider such resignation and then make a recommendation to the Board whether to accept or reject the resignation tendered by such director. The Board will act on the tendered resignation, taking into account the recommendation of the Nominating and Corporate Governance Committee as well as other potentially relevant factors, no later than 180 days from the date of the certification of the election results. The director whose resignation is under consideration shall not participate in the deliberations of the Nominating and Corporate Governance Committee or of the Board with respect to his or her resignation.

The Nominating and Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, may consider any factors or other information that it considers appropriate and relevant, including any stated reasons why the shareholders voted against or withheld votes from such director, the director's tenure, the director's qualifications, the director's past and expected contributions to the Board, and the overall composition of the Board, including whether accepting the resignation as tendered would cause the company to fail to meet the requirements of any law, regulation, or rule, including but not limited to those of the Securities and Exchange Commission ("SEC") or the listing standards of the NYSE.

Following the Board's decision, the company will promptly disclose the Board's decision regarding whether to accept or reject the director's resignation offer in a Form 8-K furnished to the SEC. If the Board has decided to reject the tendered resignation or to pursue any additional action, then the disclosure will include the rationale behind the decision.

Communication Between Security Holders and the Board of Directors

Security holders and other interested parties wishing to communicate with members of the Board should send a letter to the Secretary of the company with instructions as to which director(s) is to receive the communication. The Secretary will forward the written communication to each member of the Board identified by the sender or, if no individual director is identified, to all members of the Board. The company has not in the past required members of the Board to attend each Annual Meeting of Shareholders because the formal meetings have been attended by very few shareholders and have generally been very brief and procedural in nature. The Board will continue to monitor shareholder interest and attendance at future meetings and reevaluate this policy as appropriate.

PROPOSAL 2 – TO APPROVE, BY A NON-BINDING, ADVISORY VOTE, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are asking our shareholders to provide advisory approval of the compensation of our Named Executive Officers, as described in the Executive Compensation section of this Proxy Statement. While this vote is advisory and non-binding on the company, it will provide information to our Compensation Committee regarding investor sentiment about our executive compensation philosophies, policies and practices which the Compensation Committee will be able to consider for the remainder of 2025 and beyond. The compensation of our Named Executive Officers and our compensation philosophies and practices are described in the Executive Compensation discussion and accompanying tables.

The Compensation Committee endeavors to provide compensation arrangements that are reasonable given the company's size, the nature of its business and the executive's duties and that align pay with creating shareholder value, minimize risky behavior, and reward the executive for his/her contribution to achieving our business goals. Given the nature of our business, the small number of our executives, and the significant ownership held by Mr. Strange, the Compensation Committee believes that a straight-forward compensation plan that is economical to administer and that consists of a reasonable base salary and appropriate periodic bonuses is appropriate for the company.

Neither the approval nor the disapproval of this proposal will be binding on us, the Compensation Committee or the Board or will be construed as overruling decisions by us, the Compensation Committee or the Board. The company intends to provide shareholder advisory votes on its compensation of Named Executive Officers annually.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL 2 APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL 3 – TO APPROVE THE CORECARD CORPORATION 2025 EMPLOYEE STOCK INCENTIVE PLAN

The CoreCard Corporation 2025 Employee Stock Incentive Plan (the "2025 Plan") is attached as Appendix A to this proxy statement. The Board approved the 2025 Plan on April 4, 2025, subject to shareholder approval at the Annual Meeting. The 2025 Plan is intended to replace the existing 2022 Employee Stock Incentive Plan (the "2022 Plan") and would permit a variety of equity-based grants to be made for employees and non-employees (i.e. consultants and advisors).

Approval of the 2025 Plan requires the affirmative vote of a majority of votes cast. Because a vote to abstain on this proposal would be a vote cast, an abstention would be a vote AGAINST the proposal. However, because a broker non-vote does not result in a vote cast, a broker non-vote will have no effect on the outcome of the vote.

SUMMARY OF THE PLAN

The 2025 Plan will permit the following types of equity-based awards:
(a) Incentive Stock Options ("ISO") and Non-Qualified Stock Options to acquire shares of the Company's common stock (par value of $.01 per share) ("Common Stock"); and
(b) Stock Appreciation Rights ("SAR") and various types of restricted stock awards (i.e. Restricted Stock, Restricted Stock Units and Dividend Equivalent Rights) of the Company's Common Stock that may be subject to vesting conditions, or that may be fully vested at grant.

Eligibility

All employees, consultants and advisors will be eligible for equity-based Awards under the 2025 Plan. We do not expect to grant more than an average of 75,000 shares per year under the plan.

Term of the 2025 Plan

The 2025 Plan will have a term of ten years measured from the date of its approval by the shareholders.

Shares Subject to the 2025 Plan

No more than 750,000 shares of common stock may be issued pursuant to the 2025 Plan.

Terms and Conditions of Options

Options granted under the 2025 Plan will be nonqualified stock options (as noted above).

Specified Terms and Conditions. The documentation for each option grant will specify the vesting and any other terms and conditions the Board chooses to include in such grants.

Expiration of Options. Each option granted under the 2025 Plan will be exercisable starting on the date the option becomes vested and ending on the 10th anniversary of the date of grant. A Grantee's rights shall terminate for any option that has not become vested as of the Grantee's termination of service.

Non-Transferability of Options. Generally, options will not be transferrable, other than on the death of the Grantee.

Stock Grants

Each stock award will be documented in a grant agreement. This will set out the terms of the stock award, including the number of shares, any applicable vesting schedule and related forfeiture provisions, the purchase price (if any) required to be paid by the grantee, and other discretionary provisions that the Board determines are appropriate.

Change of Control

In the event there is a Change of Control of the Company, grants under the 2025 Plan would become immediately vested (and exercisable, in the case of options).

Consistent with the 2022 Plan, the 2025 Plan defines Change of Control as follows:

1. The accumulation by an unrelated person of beneficial ownership of more than 25% of the Company's stock; or
2. The sale, or agreement to sell, all or substantially all the Company's assets to an unrelated person, in a merger or otherwise; or

3. A change in control within the meaning of the SEC rules (control means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise").

Tax Treatment of Stock Options Granted under the 2025 Plan

A Grantee will not recognize taxable income at the time of grant, but will have to recognize taxable income equal to the excess of the fair market value of the shares acquired over the exercise price paid for the shares as of the date of exercise.

Tax Treatment of Stock Awards Granted under the 2025 Plan

Equity-based awards consist of shares of Common Stock that are transferred to the Grantee that may be subject to restrictions and risks of forfeiture or may be granted as unrestricted stock. Generally, the value of the stock award is taxable as of the date of grant, if the grant is not subject to any restrictions, and will, if there are substantial restrictions, become taxable to the Grantee when the restrictions and risk of forfeiture lapse. The amount of income is the value of the shares in excess of the purchase price (if any) paid for them.

If an equity-based award is made with substantial restrictions, the general tax rule described above will not apply if the Grantee files an election under Internal Revenue Code Section 83(b) to recognize the fair market value of the Award, determined as of the date granted, without taking into account the restrictions on such stock. Such an election is required to be made no later than 30 days after the shares are transferred to the Grantee. If an 83(b) election is made, the Grantee will not have any additional income when the shares vest, even if they are worth more at that time. If the Grantee makes this election and later forfeits shares, there is no deduction permitted, so an election under Code Section 83(b) may represent a tax risk to the Grantee (i.e., paying tax on shares that never become vested).

Tax Reporting and Withholding by the Company

Grantees compensation is generally reported annually on IRS Form 1099-MISC or IRS Form W-2, depending on the Grantee's employment classification.

New 2025 Plan Benefits

Any future awards to the company's employees, consultants and advisors under the 2025 Plan are discretionary and cannot be determined at this time because the amount and form of grants to be made to any eligible participant in any year is determined at the discretion of the Compensation Committee. As a result, the benefits and amounts that will be received or allocated under the 2025 Plan are not determinable at this time.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL 3 APPROVING THE CORECARD CORPORATION 2025 EMPLOYEE STOCK INCENTIVE PLAN.

CODE OF ETHICS

The company has adopted a Code of Ethics that applies to all directors, officers, and employees. The Code of Ethics is posted in the Investor Relations section of our website at www.corecard.com. The company discloses on its website, within the time required by the rules of the SEC, any waivers of, or amendments to, the Code of Ethics for the benefit of an executive officer.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Nichols, Cauley & Associates, LLC ("Nichols Cauley") acted as our independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2023. They declined to stand for reappointment for the 2025 audit. The Audit Committee appointed Cherry Bekaert LLC ("Cherry Bekaert") to serve as the auditor for fiscal year 2025. We expect that representatives of Cherry Bekaert will be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions. The following is a summary of fees and expenses billed to the company by Nichols Cauley for services during 2024 and 2023:

Audit Fees – We were billed aggregate fees of $145,675 and $120,000 for review and audit services by Nichols Cauley in the years ended December 31, 2024 and 2023, respectively.

Audit-Related Fees – there were no such fees for 2024 or 2023.

Tax Fees – there were no such fees for 2024 or 2023.

All Other Fees – We were billed fees of $225,000 and $220,000 in other fees by Nichols Cauley in the years ended December 31, 2024 and 2023, respectively. Such fees were for independent attestation services associated with service auditor SOC reports for processing services. We were reimbursed by various customers for $160,000 and $155,500 of these fees in 2024 and 2023, respectively, resulting in net fees to CoreCard of $65,000 and $64,500 for 2024 and 2023, respectively.

As previously disclosed, on October 30, 2024, in consideration of the firm's resources for providing audit services to publicly traded companies, Nichols Cauley informed the Audit Committee that it declines to stand for re-appointment as independent registered public accounting firm of the Company after completion of the fiscal 2024 audit.

The audit reports of Nichols Cauley on the Company's financial statements as of and for the years ended December 31, 2023 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and December 31, 2023, (i) there were no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K, between the Company and Nichols Cauley on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to Nichols Cauley's satisfaction, would have caused Nichols Cauley to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim period, and (ii) there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2024 and December 31, 2023 and subsequent interim period through March 31, 2025, neither the company, nor any party on behalf of the company, consulted with Cherry Bekaert with respect to either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the company's financial statements, and no written report or oral advice was provided to the company by Cherry Bekaert that Cherry Bekaert concluded was an important factor considered by the company in reaching a decision as to the accounting, auditing or financial reporting issue, or (2) any matter that was either the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K).

It is the policy of the Audit Committee to approve in advance, either verbally or in writing, all audit services and permitted non-audit services provided to the company by the independent accountants. All such services were pre-approved by the Audit Committee in the two years ended December 31, 2024.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The lease on our headquarters and primary facility at One Meca Way, Norcross, Georgia is held by ISC Properties, LLC, an entity controlled by our Chairman and Chief Executive Officer, J. Leland Strange. Mr. Strange holds a 100% ownership interest in ISC Properties, LLC. In the years ended December 31, 2024 and 2023, we paid $380,000 and $357,000, respectively, in rent to ISC Properties, LLC, which the company believes to be market rate.

INSIDER TRADING POLICY; EMPLOYEE, OFFICER AND DIRECTOR HEDGING

We have adopted an insider trading policy that is designed to promote compliance with insider trading laws, rules and regulations, as well as the listing standards of the New York Stock Exchange. Our insider trading policy prohibits our directors, officers, and employees from trading in our securities on the basis of material nonpublic information, establishes regular blackout periods wherein such persons are prohibited from trading in our securities and requires that directors, officers and certain designated employees receive preclearance of trades, subject to limited exceptions. In addition, our insider trading policy also prohibits short sales, transactions in derivatives, and hedging of our securities by our directors, executive officers and employees and prohibits pledging of our securities by our directors and executive officers.

SHAREHOLDERS' PROPOSALS FOR THE ANNUAL MEETING IN 2026

Shareholders who wish to submit a proposal for inclusion in our proxy statement for the 2026 Annual Meeting of Shareholders must submit such proposals so that they are received by the company no later than December 15, 2025. Such proposals must comply with Exchange Act Rule 14a-8 and all other applicable proxy rules and requirements contained in our Bylaws relating to shareholder proposals to be included in our proxy materials. Shareholders intending to present proposals at the Annual Meeting of Shareholders in 2026 but who do not wish to submit the proposal for inclusion in our proxy statement pursuant to Rule 14a-8 should submit these proposals to the Secretary of the company by certified mail, return receipt requested, at our offices in Norcross, Georgia on or before December 15, 2025. Our bylaws contain an advance notice provision that states that, among other things, in order for business to be brought properly before an annual meeting of shareholders by a shareholder, the shareholder must have given timely notice of the business in writing to the Secretary of the company. To be timely under the Bylaws, a shareholder's notice must be received at our principal offices by December 15, 2025. Shareholders who wish to include their own director nominee or nominees on the company's proxy card for the 2025 Annual Meeting of Shareholders pursuant to the SEC's universal proxy rules must submit the notice required by Exchange Act Rule 14a-19 by March 30, 2026. Such notice must comply with both Rule 14a-19 and the requirements of our bylaws for director nominations. For nominees by shareholders that are not intended for inclusion in the company's proxy card, the company must be provided the notice specified by our bylaws not later than May 15, 2026.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The Board is not aware of any matter other than those stated above that are to be brought before the meeting. However, if any other matter should be presented for consideration and voting, the persons named in the enclosed form of proxy intend to vote the proxy in accordance with their judgment of what is in the best interest of the company.

ADDITIONAL INFORMATION

Any record or beneficial owner of our common stock as of April 10, 2025 may request a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2024, including financial statements, schedules and exhibits. Shareholders may also view and download a free copy of our Annual Report on Form 10-K from our web site at www.corecard.com. Any request for the Form 10-K should be in writing addressed to: Matthew A. White, CoreCard Corporation, One Meca Way, Norcross, Georgia 30093. We will provide copies of any exhibits to the Form 10-K upon request and upon the payment of our reasonable expenses in furnishing such exhibits.

IMPORTANT NOTICE CONCERNING THE AVAILABLITY OF PROXY MATERIALS

This Proxy Statement and our Annual Report to Shareholders are available at https://materials.proxyvote.com/45816D

CORECARD CORPORATION

2025 EMPLOYEE STOCK INCENTIVE PLAN

1. <u>Purpose and Stockholder Approval</u>.

(a)   CoreCard Corporation, a Georgia corporation (the "Company"), hereby adopts the CoreCard Corporation 2025 Employee Stock Incentive Plan (the "Plan"), effective as of May 29, 2025. The Plan is intended to recognize the contributions made to the Company and its Affiliates by its employees, consultants and advisors of the Company, to provide such persons with additional incentive to devote themselves to the future success of the Company, to improve the ability of the Company to attract, retain, and motivate individuals upon whom the Company's sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals at the Committee's sole and absolute discretion. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to any person who is not an employee of the Company shall in all cases be non-qualified stock options.

(b)   The adoption the Plan is contingent on and subject to its approval by the Company's stockholders at the Company's stockholders meeting scheduled for May 29, 2025. No grants or awards shall be made under the Plan if the Plan is not so approved.

2. <u>Definitions</u>. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:

 (a)   "Affiliate" means a corporation that is a parent corporation or a subsidiary corporation with respect to the Company within the meaning of Section 424(e) or (f) of the Code, and any other non-corporate entity that would be such a subsidiary corporation if such entity were a corporation.

(b)   "Award" means an award of Restricted Stock, Restricted Stock Units, Stock Options, Stock Appreciation Rights or Dividend Equivalent Rights granted under the Plan, designated by the Committee at the time of such grant as an Award, and containing the terms specified herein for Awards.

(c)   "Award Document" means the document that sets forth the terms and conditions of each grant of an Award. Awards shall be evidenced by an Award Document in such form as the Committee shall from time to time approve, which Award Document shall comply with and be subject to the terms and conditions of the Plan and such other terms and conditions as the Committee shall from time to time require that are not inconsistent with the terms of the Plan. A Grantee shall not have any rights with respect to an Award until and unless such Grantee shall have executed an Award Document containing the terms and conditions determined by the Committee.

(d)   "Board" means the Board of Directors of the Company.

 (e)   "Cause" shall have the same definition as under any employment agreement between the Company or any Affiliate and the Grantee or, if no such employment agreement exists or if such employment agreement does not contain any such definition or words of similar import, "Cause" means, except as otherwise provided in an Award Document, that an employee-Grantee should be or was dismissed as a result of

   (i)   any material breach by the Grantee of any agreement to which the Grantee and the Company or an Affiliate are parties,

   (ii)   any act (other than retirement) or omission to act by the Grantee, including without limitation, the commission of any crime (other than ordinary traffic violations) that may have a material and adverse effect on the business of the Company or any Affiliate or on the Grantee's ability to perform services for the Company or any Affiliate, or

   (iii)   any material misconduct or neglect of duties by the Grantee in connection with the business or affairs of the Company or any Affiliate.

 (f)   "Change in Control" means, except as otherwise provided in the Award Document, the first to occur of any of the following events:

   (i)   The accumulation by an unrelated person of beneficial ownership of more than 25% of the Company's stock; or

   (ii)   The sale, or agreement to sell, all or substantially all of the Company's assets to an unrelated person, in a merger or otherwise; or

   (iii)   A change in control within the meaning of the SEC rules (control means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise").

 (g)   "Code" means the Internal Revenue Code of 1986, as amended.

 (h)   "Commission" means the Securities and Exchange Commission or any successor agency.

 (i)   "Committee" means a committee of at least two directors of the Company appointed from time to time by the Board, having the duties and authority set forth herein in addition to any other authority granted by the Board; provided, however, that with respect to any Awards granted to an individual who is also a Section 16 Insider, the Committee shall consist of either the entire Board or a committee of at least two directors who are Non-Employee Directors, and all authority and discretion shall be exercised by such Non-Employee Directors, and references herein to the "Committee" means such Non-Employee Directors insofar as any actions or determinations of the Committee shall relate to or affect Awards made to or held by any Section 16 Insider. At any time that the Board shall not have appointed a committee that meets the above requirements, any reference herein to the Committee shall refer to the Board. In addition, and notwithstanding anything in this Section 2(i) to the contrary, the Board may establish a separate committee to administer the Plan with respect to separate classes of Grantees (other than officers of the Company who are subject to Section 16 of the Exchange Act).

 (j)   "Common Stock" means the Common Stock of the Company.

 (k)   "Disability" shall have the meaning set forth in Section 22(e)(3) of the Code.

(l)   "Dividend Equivalent Right" means a right, granted to a Grantee under the terms of the Plan, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(m)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(n)   "Fair Market Value" means, as of any given date, the value of the Common Stock as determined below. If the Common Stock is listed on an established stock exchange or a national market system (including, without limitation, the NYSE MKT), the Fair Market Value shall be the closing price of a share of Common Stock (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination. In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all parties. In making such a determination, the committee shall consider the valuation methods stated in the regulations to Section 409A of the Code.

(o)   "Grant Date" means the date established by the Committee as of which any Award has been granted to a Grantee and which, as to Options, the date deemed to be the date of grant for purposes of the Code and the determination of the Fair Market Value of the underlying shares as required under the tax regulations related to ISOs and for purposes of Non-Qualified Stock Options and Stock Appreciation Rights being treated as exempt from Code Section 409A.

(p)   "Grantee" means any person who is granted an Award.

(q)   "ISO" means an Option granted under the Plan that is intended to qualify as an "incentive stock option" within the meaning of Section 422(b) of the Code.

(r)   "Non-Qualified Stock Option" means an Option granted under the Plan that is not intended to qualify, or otherwise does not qualify, as an "incentive stock option" within the meaning of Section 422(b) of the Code.

(s)   "Option" or "Stock Option" means either an ISO or a Non-Qualified Stock Option granted under the Plan.

(t)   "Option Price" means the price at which Shares may be purchased upon exercise of an Option, as calculated pursuant to the applicable provisions of the Plan.

(u)   "Restricted Stock" means Shares issued to a person pursuant to an Award.

(v)   "Rule 16b-3" means Rule 16b-3 promulgated under the Act or any successor Rule.

(w)   "Restricted Stock Unit" or "RSU" means a bookkeeping entry representing the equivalent of one (1) share of Common Stock awarded to a Grantee under Section 8 of the Plan.

(x)   "Shares" means the shares of Common Stock that are the subject of Awards.

(y)   "Stock Appreciation Rights" or "SAR" means a right granted to a grantee under Section 7 of the Plan.

(z)   "Termination of Employment or Service in Connection with a Change in Control" shall be deemed to occur with respect to a Grantee if, within the one-year period (or such longer period as may be specified in an Award Document) beginning on the date of a Change in Control, the employment or service of the Grantee shall be terminated either (i) involuntarily for any reason other than for Cause or (ii) in the case of a non-employee member of the Board, a required resignation from the Board.

3.   Administration of the Plan.

 (a)   Committee. The Plan shall be administered by the Committee. Notwithstanding anything in the Plan to the contrary, the Board may establish more than one committee to administer the Plan with respect to separate classes of Grantees (other than officers of the Company who are subject to Section 16 of the Exchange Act), and, provided further, that the Board, itself, shall act as the Committee with respect to Awards made to non-employee members of the Board.

 (b)   Grants. The Committee shall from time to time at its discretion direct the Company to grant Awards pursuant to the terms of the Plan. The Committee shall have plenary authority to (i) determine the Grantees to whom and the times at which Awards shall be granted, (ii) determine the price at which Options shall be granted, (iii) determine the type of Option to be granted and the number of Shares subject thereto, (iv) determine the number of Shares to be granted pursuant to each Award and (v) approve the form and terms and conditions of the Award Documents and of each Award; all subject, however, to the express provisions of the Plan, including, specifically, Section 10 regarding grants of Awards to non-employee members of the Board. In making such determinations, the Committee may take into account the nature of the Grantee's services and responsibilities, the Grantee's present and potential contribution to the Company's success and such other factors as it may deem relevant. The interpretation and construction by the Committee of any provisions of the Plan or of any Award granted under it shall be final, binding and conclusive.

 (c)   Exculpation. No member of the Committee shall be personally liable for monetary damages as such for any action taken or any failure to take any action in connection with the administration of the Plan or the granting of Awards thereunder except to the extent such exculpation is prohibited by provisions of the applicable business corporations law; *provided, however*, that the provisions of this Section 3(c) shall not apply to the responsibility or liability of a member of the Committee pursuant to any criminal statute or to the liability of a member of the Committee for the payment of taxes pursuant to local, state or federal law.

 (d)   Indemnification. Service on the Committee shall constitute service as a member of the Board. Each member of the Committee shall be entitled without further act on his or her part to indemnity from the Company to the fullest extent provided by applicable law and the Company's Certificate of Incorporation and/or Bylaws in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the granting of Options or Awards thereunder in which he or she may be involved by reason of his or her being or having been a member of the Committee, whether or not he or she continues to be such member of the Committee at the time of the action, suit or proceeding.

4.   Eligibility. All employees (including employees who are members of the Board or its Affiliates), consultants and advisors of the Company or its Affiliates shall be eligible to receive Awards hereunder; *provided,* that only employees of the Company or its Affiliates shall be eligible to receive ISOs. The Committee, in its sole discretion, shall determine whether an individual qualifies as an employee of the Company or its Affiliates.

5.   Term of the Plan. No Award may be granted under the Plan after May 29, 2035.

6.   Stock Options and Terms. Each Option granted under the Plan shall be a Non-Qualified Stock Option unless the Option shall be specifically designated at the time of grant to be an ISO. Options granted pursuant to the Plan shall be evidenced by the Award Documents in such form as the Committee shall from time to time approve, which Award Documents shall comply with and be subject to the following terms and conditions and such other terms and conditions as the Committee shall from time to time require that are not inconsistent with the terms of the Plan.

(a) Number of Shares. Each Award Document shall state the number of Shares to which it pertains. A Grantee may receive more than one Option, which may include Options that are intended to be ISOs and Options that are not intended to be ISOs, but only on the terms and subject to the conditions and restrictions of the Plan.

(b) Option Price. Each Award Document shall state the Option Price that shall be at least 100% of the Fair Market Value of the Shares at the time the Option is granted as determined by the Committee in accordance with this Section 6(b); *provided, however,* that if an ISO is granted to a Grantee who then owns, directly or by attribution under Section 424(d) of the Code, shares of capital stock of the Company possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, then the Option Price shall be at least 110% of the Fair Market Value of the Shares at the time the Option is granted.

(c) Exercise. No Option shall be deemed to have been exercised prior to the receipt by the Company of written notice of such exercise and of payment in full of the Option Price for the Shares to be purchased. Each such notice shall specify the number of Shares to be purchased and shall (unless the Shares are covered by a then effective registration statement or a Notification under Regulation A under the Securities Act of 1933, as amended (the "Act")), contain the Grantee's acknowledgment in form and substance satisfactory to the Company that (i) such Shares are being purchased for investment and not for distribution or resale (other than a distribution or resale that, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act), (ii) the Grantee has been advised and understands that (A) the Shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the Act and are subject to restrictions on transfer and (B) the Company is under no obligation to register the Shares under the Act or to take any action that would make available to the Grantee any exemption from such registration, (iii) such Shares may not be transferred without compliance with all applicable federal and state securities laws, and (iv) an appropriate legend referring to the foregoing restrictions on transfer and any other restrictions imposed under the Award Documents may be endorsed on the certificates. Notwithstanding the foregoing, if the Company determines that issuance of Shares should be delayed pending (I) registration under federal or state securities laws, (II) the receipt of an opinion that an appropriate exemption from such registration is available, (III) the listing or inclusion of the Shares on any securities exchange or in an automated quotation system or (IV) the consent or approval of any governmental regulatory body whose consent or approval is necessary in connection with the issuance of such Shares, the Company may defer exercise of any Option granted hereunder until any of the events described in this Section 6(c) has occurred.

(d) No Stockholder Rights Prior to Exercise. No Grantee shall, solely by reason of having been granted one or more Options, have any rights as a stockholder of the Company and shall have no right to vote Shares subject to the Option, nor any right to receive any dividends declared or paid with respect to such Shares unless and until the Grantee has exercised his or her Option and acquired such Shares.

(e) Medium of Payment. A Grantee shall pay for Shares (i) in cash, (ii) by certified check payable to the order of the Company, or (iii) by such other mode of payment as the Committee may approve, including, without limitation, payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. Furthermore, the Committee may provide in an Award Document that payment may be made in whole or in part in shares of Common Stock held by the Grantee. If payment is made in whole or in part in shares of Common Stock, then the Grantee shall deliver to the Company certificates registered in the name of such Grantee representing the shares of Common Stock owned by such Grantee, free of all liens, claims and encumbrances of every kind and having an aggregate Fair Market Value on the date of delivery that is at least as great as the Option Price of the Shares (or relevant portion thereof) with respect to which such Option is to be exercised by the payment in shares of Common Stock, accompanied by stock powers duly endorsed in blank by the Grantee. A Grantee may also pay for Shares by delivery of Shares to be acquired upon the exercise of such Option, with such Shares being valued at the Fair Market Value on the date of exercise. Notwithstanding the foregoing, the Committee may impose from time to time such limitations and prohibitions on the use of shares of Common Stock to exercise an Option as it deems appropriate.

(f)   Termination of Options.

(i)   No Option shall be exercisable after the first to occur of the following:

 (1)   Expiration of the Option term specified in the Award Document, which shall not exceed (i) ten years from the Grant Date, or (ii) five years from the Grant Date of an ISO if the Grantee on the Grant Date owns, directly or by attribution under Section 424(d) of the Code, shares of capital stock of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company or of an Affiliate;

 (2)   Except as otherwise provided in the Award Document, expiration of ninety (90) days from the date the Grantee's employment or service with the Company or its Affiliate terminates for any reason other than Disability or death or as otherwise specified in this Section 6 or Section 13 below;

 (3)   Except as otherwise provided in the Award Document, expiration of one year from the date the Grantee's employment or service with the Company or its Affiliate terminates due to the Grantee's Disability or death;

 (4)   The date on which the employment or service of the Grantee shall be terminated for Cause. In such event, in addition to immediate termination of the Option, the Grantee shall automatically forfeit all Shares for which the Company has not yet delivered the share certificates upon refund by the Company of the Option Price of such Shares; or

 (5)   The date, if any, set by the Board as an accelerated expiration date pursuant to Section 12 hereof.

 (ii)   Notwithstanding the foregoing, the Committee may extend the period during which an Option may be exercised to a date no later than the date of the expiration of the Option term specified in the Award Documents, as they may be amended, provided that any change pursuant to this Section 6(f)(ii) that would cause an ISO to become a Non-Qualified Stock Option may be made only with the consent of the Grantee.

 (iii)   During the period in which an Option may be exercised after the termination of the Grantee's employment or service with the Company or any Affiliate, such Option shall only be exercisable to the extent it was exercisable immediately prior to such Grantee's termination of service or employment, except to the extent specifically provided to the contrary in the applicable Award Document.

(g)   Transfers. Except as provided in Section 23, no Option may be transferred except by will or by the laws of descent and distribution. During the lifetime of the person to whom an Option is granted, such Option may be exercised only by him or her except as provided in Section 23. Notwithstanding the foregoing, a Non-Qualified Stock Option may be transferred pursuant to the terms of a "qualified domestic relations order" within the meaning of Sections 401(a)(13) and 414(p) of the Code or within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended.

(h)   Exercisability. No Option may be exercised except to the extent the Option has become vested pursuant to its terms.

(i)   Limitation on ISO Grants. In no event shall the aggregate Fair Market Value of the Shares (determined at the time the ISO is granted) with respect to which an ISO is exercisable for the first time by the Grantee during any calendar year (under all incentive stock option plans of the Company or its Affiliates) exceed $100,000 (determined as of the Grant Date or Dates).

(j)   Other Provisions. The Award Documents shall contain such other provisions including, without limitation, provisions authorizing the Committee to accelerate the exercisability of all or any portion of an Option, additional restrictions upon the exercise of the Option or additional limitations upon the term of the Option, as the Committee shall deem advisable.

(k)   Amendment. The Committee shall have the right to amend Award Documents issued to a Grantee, subject to the Grantee's consent if such amendment is not favorable to the Grantee, except that the consent of the Grantee shall not be required for any amendment made under Section 13.

7.   Stock Appreciation Rights.

(a)   An SAR is an Award in the form of a right to receive cash or Common Stock, upon surrender of the SAR, in an amount equal to the appreciation in the value of the Common Stock over a base price established in the Award. An SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Common Stock on the date of exercise over (B) the base price per share set forth in the applicable Award Document. The base price per share specified in the applicable Award Document shall be at least the Fair Market Value of a share of Common Stock on the Grant Date. SARs may as a separate Award, or may be granted in conjunction with all or part of an Option granted under the Plan.

(b)   The Committee shall determine at the Grant Date or thereafter, the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Grantees, whether or not an SAR shall be in tandem or as a separate grant and any other terms and conditions of any SAR.

(c)   Each SAR granted under the Plan shall terminate, and all rights thereunder shall cease, upon the expiration of not more than ten years from the date such SAR is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Committee and stated in the Award Document relating to such SAR.

(d)   Holders of an SAR shall have no rights as stockholders of the Company solely by reason of having granted one or more SARs. Holders of an SAR shall have no right to vote such Shares or the right to receive any dividends declared or paid with respect to such Shares.

(e)   A holder of an SAR shall have no rights other than those of a general creditor of the Company. An SAR represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Document.

(f)   Unless the Committee otherwise provides in an Award Document, the following provisions shall apply to SARs following the Grantee's termination of employment with the Company:

(i)   In the event that a Grantee's employment with the Company terminates for any reason other than the Grantee's death or Disability, any SAR held by such Grantee shall, to the extent it was exercisable immediately prior to such termination of employment, be exercisable for ninety (90) days following such termination of employment and, if not exercised during that ninety (90) day period, be forfeited immediately thereafter.

(ii)   Any portion of an SAR that was not exercisable immediately prior to any termination of employment of the Grantee shall be immediately forfeited by the Grantee as of such termination of employment.

(iii) In the event a Grantee's employment terminates by reason of the Grantee's death or Disability, any SAR of such Grantee shall, to the extent it was exercisable immediately prior to such termination of employment, continue to be exercisable by the Grantee or the Grantee's estate (as the case may be) for a period of one year following such termination of employment, and, if not exercised during such one-year period, be forfeited immediately thereafter.

(iv) Upon forfeiture of an SAR, or any portion thereof, the Grantee shall have no further rights with respect to such forfeited SAR of forfeited portion of the SAR, as the case may be.

(g) Except as provided in this Section 7, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise an SAR. Except as provided in this Section 7 or Section 23, no SAR shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8. <u>Restricted Stock and Restricted Stock Units</u>.

(a) Restricted Stock is an Award of shares of Common Stock that is granted subject to the satisfaction of such conditions and restrictions as the Committee may determine. In lieu of, or in addition to any Awards of Restricted Stock, the Committee may grant Restricted Stock Units to any Grantee subject to the same conditions and restrictions as the Committee would have imposed in connection with any Award of Restricted Stock. Each Restricted Stock Unit shall have a value equal to the fair market value of one share of Common Stock. Each Award Document shall state the number of shares of Restricted Stock or Restricted Stock Units to which it pertains. No cash or other consideration shall be required to be paid by a Grantee for an Award.

(b) At the time a grant of Restricted Stock or Restricted Stock Units is made, the Committee may, in its sole discretion, establish a period of time (a "restricted period") applicable to such Restricted Stock or Restricted Stock Units. Each Award of Restricted Stock or Restricted Stock Units may be subject to a different restricted period. The Committee may, in its sole discretion, at the time a grant of Restricted Stock or Restricted Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Restricted Stock Units. Except as provided in Section 23, neither Restricted Stock nor Restricted Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Committee with respect to such Restricted Stock or Restricted Stock Units.

(c) The Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Committee may provide in an Award Document that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, <u>provided</u>, <u>however</u>, that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Document.

(d) Unless the Committee otherwise provides in an Award Document, holders of Restricted Stock shall have the right to vote such Shares. Under no circumstances shall the holder of Restricted Stock be entitled to receive any dividends declared or paid with respect to such Shares until such time as the Restricted Stock becomes vested. The Committee may provide that any dividends paid on Restricted Stock must be reinvested in shares of Common Stock, which shall then be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

(e)   Holders of Restricted Stock Units shall have no rights as stockholders of the Company. The Committee may provide in an Award Document evidencing a grant of Restricted Stock Units that the holder of such Restricted Stock Units shall be entitled to receive, upon the Company's payment of a cash dividend on its outstanding Common Stock, a cash payment for each Restricted Stock Unit held equal to the per-share dividend paid on the Common Stock; provided, however, that such cash dividend shall not be distributed to the holder of such Restricted Stock Units until the Restricted Stock Units become vested. The Award Document may also provide that such cash payment will be deemed reinvested in additional Restricted Stock Units at a price per unit equal to the Fair Market Value of a share of Common Stock on the date that such dividend is paid, but such additional Restricted Stock Units shall in all cases be subject to the same restrictions that apply to the original Restricted Stock Units.

(f)   A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Document.

(g)   Unless the Committee otherwise provides in an Award Document, in the event that a Grantee's employment with the Company terminates for any reason other than death or Disability, any Restricted Stock or Restricted Stock Units held by such Grantee shall be forfeited by the Grantee and reacquired by the Company without any obligation to pay any amount for such Restricted Stock or Restricted Stock Units. Unless otherwise provided in the Award Document, in the event that a Grantee's employment terminates as a result of the Grantee's death or Disability, all remaining restrictions with respect to such Grantee's Restricted Stock shall immediately lapse. Upon forfeiture of Restricted Stock or Restricted Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Restricted Stock Units.

(h)   Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Committee, the restrictions applicable to shares of Restricted Stock or Restricted Stock Units shall lapse, and, unless otherwise provided in the Award Document, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as the case may be; provided, however, that Restricted Stock Units may provide for settlement in cash rather than in stock, in which case a cash payment equal to the value of the vested Restricted Stock Units will be made to the Grantee or the Grantee's beneficiary or estate, as the case may be. The restrictions upon such Restricted Stock or Restricted Stock Units shall lapse only if the Grantee on the date such lapse is to occur is, and has continuously been an employee of the Company or an Affiliate or has been providing services as a consultant or advisor to the Company or an Affiliate, continuously from the date such Award was granted. Neither the Grantee, nor the Grantee's beneficiary or estate, shall have any further rights with regard to a Restricted Stock Unit once the share of Stock represented by the Restricted Stock Unit or cash payment equivalent has been delivered. Except to the extent otherwise provide din an Award Document, the of delivery of stock, or the cash payment to settle each Restricted Stock Unit shall be made as soon as practicable following the date restrictions on such Restricted Stock Unit lapse.

(i)   Restricted Stock and Restricted Stock Units are intended to be subject to a substantial risk of forfeiture during the restricted period, and, in the case of Restricted Stock (but not Restricted Stock Units) subject to federal income tax in accordance with section 83 of the Code. Section 83 generally provides that Grantee will recognize compensation income with respect to each installment of the Restricted Stock on the Vesting Date in an amount equal to the then Fair Market Value of the shares for which restrictions have lapsed. Alternatively, Grantee may elect, pursuant to Section 83(b) of the Code, to recognize compensation income for all or any part of the Restricted Stock (but not with respect to a Restricted Stock Unit) at the Grant Date in an amount equal to the fair market value of the Restricted Stock subject to the election on the Grant Date. Such election must be made within 30 days of the Grant Date and Grantee shall immediately notify the Company if such an election is made.

9.   Dividend Equivalent Rights. A Dividend Equivalent Right is an Award entitling the Grantee to receive credits based on cash distributions that would have been paid on the shares of Common Stock subject to an equity-based Award granted to such Grantee, determined as though such shares had been issued to and held by the Grantee. Notwithstanding the foregoing, no Dividend Equivalent Right may be granted hereunder to any Grantee in connection with a Stock Option or SAR granted to such Grantee. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Document. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be deemed reinvested in additional shares of Common Stock, which may thereafter accrue additional equivalents, or may be treated as a cumulative right to the cash amount of such dividends. Any reinvestment of deemed dividends in shares of Common Stock shall be at Fair Market Value on the date of the deemed dividend distribution. Dividend Equivalent Rights may be settled in cash or Common Stock or a combination thereof, and shall be paid or distributed in a single payment or distribution on (or as soon as practicable following) the date the underlying Award has vested (taking into account the extent of such vesting) and any such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions and to the same extent as the underlying Award to which the Dividend Equivalent Right is related expires or is forfeited. Except as may otherwise be provided by the Committee in the Award Document, a Grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee's termination of Service for any reason.

10.   Limitations on Awards.

(a)   Shares Subject to Plan. The aggregate maximum number of Shares for which Awards may be granted pursuant to the Plan is seven hundred fifty thousand (750,000) adjusted as provided in Section 12, all of which may be granted as ISOs.

(i)   The Shares shall be issued from authorized and unissued Common Stock or Common Stock held in or hereafter acquired for the treasury of the Company.

(ii)   Shares covered by an Award shall be counted against the limit set forth in this Section 10(a). If any Shares covered by an Award granted under the Plan are not purchased or are forfeited or expire, or if an Award otherwise terminates without delivery of any Common Stock subject thereto, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture, termination, cash-settlement or expiration, again be available for the grant of Awards under the Plan in the same amount as such Shares were counted against the limit set forth in this section.

(iii)   If an Option or an SAR terminates or expires without having been fully exercised for any reason, or is canceled or forfeited or cash-settled pursuant to the terms of an Award, the Shares for which the Option or SAR was not exercised may again be the subject of an Award granted pursuant to the Plan. To the extent Shares subject to an Option or stock-settled SAR are withheld by the Company for payment of purchase price or as a means of paying the exercise price, or for payment of federal, state or local income or wage tax withholding requirements, the Shares that are so withheld shall be treated as granted and shall not again be available for subsequent grants of Awards under the Plan.

(iv)   If any full-value Award (i.e., an equity-based Award other than an Option or SAR) is canceled or forfeited or cash-settled pursuant to the terms of an Award, the Shares for which such Award was canceled or forfeited or cash-settled may again be subject of an Award granted pursuant to the Plan. To the extent Shares subject to a full-value Award are not actually issued to the Grantee at the time the Award is exercised or settled, including where Shares are withheld for payment of federal, state or local income or wage tax withholding, the Shares that are so withheld shall again be available for grants of Awards under the Plan.

(b)   No Repricing. Other than pursuant to Section 12, the Committee shall not without the approval of the Company's stockholders (a) lower the exercise price per Share of an Option or SAR after it is granted, (b) cancel an Option or SAR when the exercise price per Share exceeds the Fair Market Value of one Share in exchange for cash or another Award (other than in connection with a Change in Control), or (c) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed. The foregoing limitations on modifications of SARs and Options shall not be applicable to changes the Committee determines to be necessary in order to achieve compliance with applicable law, including Internal Revenue Code Section 409A.

11. <u>Change in Control</u>. In the event of a Change in Control, the Committee may take whatever action with respect to Awards outstanding as it deems necessary or desirable, including, without limitation, accelerating the expiration or termination date or the date of exercisability in any Award Documents, settling any Award by means of a cash payment (including a cash payment equal to the amount paid per share of Common Stock in such Change in Control less, in the case of Options, the Option Price) or removing any restrictions from or imposing any additional restrictions on any outstanding Awards. Except to the extent otherwise provided in an Award Document, the following provisions shall apply in the event of a Change in Control:

(a) <u>Accelerated Vesting.</u> All Awards outstanding as of the date there is a Change in Control shall be fully vested with respect to any Grantee who is employed as of the date of such Change in Control, or whose termination of employment occurred in connection with such Change in Control.

(b) <u>Awards Assumed or Substituted by Surviving Entity.</u> Awards assumed by an entity that is the surviving or successor entity following a Change in Control (the "Surviving Entity") or are otherwise equitably converted or substituted in connection with a Change in Control shall have the same terms and conditions, except any such Awards shall be fully vested as of the Change in Control.

(c) <u>Awards not Assumed or Substituted by Surviving Entity.</u> Upon the occurrence of a Change in Control, all outstanding Awards not assumed or substituted by the successor entity shall be settled by means of a delivery equity or payment in cash equal to the value of all such Awards within sixty (60) days following the Change in Control.

12. <u>Adjustments on Changes in Capitalization.</u> The aggregate number of Shares and class of Shares as to which Awards may be granted hereunder, the limitation as to grants to individuals otherwise provided for in the Plan, the number of Shares covered by each outstanding Award and the Option Price for each related outstanding Option and SAR, shall be appropriately adjusted in the event of a stock dividend, extraordinary cash dividend, stock split, recapitalization or other change in the number or class of issued and outstanding equity securities of the Company resulting from a subdivision or consolidation of the Common Stock and/or, if appropriate, other outstanding equity securities or a recapitalization or other capital adjustment (not including the issuance of Common Stock on the conversion of other securities of the Company that are convertible into Common Stock) affecting the Common Stock which is effected without receipt of consideration by the Company. The Committee shall have authority to determine the adjustments to be made under this Section, and any such determination by the Committee shall be final, binding and conclusive; provided, however, that no adjustment shall be made that will cause an ISO to lose its status as such without the consent of the Grantee.

13. <u>Substitute Awards</u>. Notwithstanding anything in the Plan to the contrary, the Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or an Affiliate as a result of a merger or consolidation of the former employing entity with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the former employing corporation. The Committee may direct that the substitute awards be made on such terms and conditions as the Committee considers appropriate in the circumstances.

14. <u>Amendment of the Plan.</u> The Board may amend the Plan from time to time in such manner as it may deem advisable; provided that, without obtaining stockholder approval, the Board may not: (i) increase the maximum number of Shares as to which Awards may be granted, except for adjustments pursuant to Section 12, (ii) materially expand the eligible participants or (iii) otherwise adopt any amendment constituting a change requiring stockholder approval under applicable laws or applicable

listing requirements of any exchange on which the Company's securities are listed. No amendment to the Plan shall adversely materially affect any outstanding Award, however, without the consent of the Grantee.

15.   No Commitment to Retain. The grant of an Award shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Company or any Affiliate to retain the Grantee in the employ of the Company or an Affiliate and/or as a member of the Company's Board or in any other capacity.

16.   Withholding of Taxes. Whenever the Company proposes or is required to deliver or transfer Shares in connection with an Award or the exercise of an Option, the Company shall have the right to (a) require the recipient to remit or otherwise make available to the Company an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificate or certificates for such Shares or (b) take whatever other action it deems necessary to protect its interests with respect to tax liabilities. The Company's obligation to make any delivery or transfer of Shares shall be conditioned on the Grantee's compliance, to the Company's satisfaction, with any withholding requirement. The Grantee may elect to make payment for the withholding of federal, state and local taxes by one or a combination of the following methods: (i) payment of an amount in cash equal to the amount to be withheld (including cash obtained through the sale of the Shares acquired on exercise of an Option or SAR, upon the lapse of restrictions on Restricted Stocker, or upon the transfer of Shares, through a broker-dealer to whom the Grantee has submitted irrevocable instructions to deliver promptly to the Company, the amount to be withheld); (ii) delivering part or all of the amount to be withheld in the form of Shares valued at Fair Market Value; (iii) requesting the Company to withhold from those Shares that would otherwise be received upon exercise of the Option or SAR, upon the lapse of restrictions on Restricted Stock or Restricted Stock Unit, or upon the transfer of Shares, a number of Shares having a Fair Market Value; or (iv) withholding from any compensation otherwise due to the Grantee; provided, however, that any method of satisfying the Grantee's withholding liabilities other than payment by the Grantee from the Grantee's own funds may be limited or prohibited at the Committee's sole and absolute discretion.

17.   Source of Shares; Fractional Shares. The Common Stock that may be issued (which term includes Common Stock reissued or otherwise delivered) pursuant to an Award under the Plan shall be authorized but unissued Stock, treasury shares, or shares that the Company has acquired through purchases in the market. No fractional shares of Stock shall be issued under the Plan, and shares issued shall be rounded down to the nearest whole share (with any balance being settled in cash), but fractional interests may be accumulated pursuant to the terms of an Award. Notwithstanding anything in the Plan to the contrary, the Company may satisfy its obligation to issue Shares hereunder by book-entry registration.

18.   Deferred Arrangements. The Committee may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or Dividend Equivalents, including converting such credits into deferred Common Stock equivalents. Any such deferrals shall be made in a manner that complies with Code Section 409A.

19.   Parachute Limitations. Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Grantee with the Company or any Affiliate, except an agreement, contract, or understanding that expressly addresses Section 280G or Section 4999 of the Code (an "Other Agreement"), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Grantee (including groups or classes of Grantees or beneficiaries of which the Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Grantee (a "Benefit Arrangement"), if the Grantee is a "disqualified individual," as defined in Section 280G(c) of the Code, any Option, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right or Dividend Equivalent Right held by that Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Grantee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Grantee under this Plan to be subject to excise tax under Code Section 4999. Notwithstanding the foregoing, the Committee may provide in an Award Document that the foregoing limitations shall only be applicable to the extent that the imposition of such limitation is, on a net after tax basis, beneficial to the Grantee. The Committee shall have the authority to determine what restrictions and/or reductions in payments shall be made

under this Section 19 in order to avoid the detrimental tax consequences of Code Section 4999, and may use such authority to cause a reduction to payments or benefits that would be made by reason of contracts, agreements or arrangements that are outside the scope of the Plan, to the extent such a reduction would result in a greater, net after-tax benefit to the Grantee.

20. <u>Section 409A</u>. The Committee intends to comply with Section 409A of the Code ("Section 409A") with regard to any Awards hereunder that constitute nonqualified deferred compensation within the meaning of Section 409A, and otherwise to provide Awards that are exempt from Section 409A.

21. <u>Unfunded Status of Plan</u>. The Plan shall be unfunded. Neither the Company, nor the Board nor the Committee shall be required to segregate any assets that may at any time be represented by Awards made pursuant to the Plan. Neither the Company, nor the Board, nor the Committee shall be deemed to be a trustee of any amounts to be paid or securities to be issued under the Plan.

22. <u>Compensation Recovery</u>.

  (a) In the event the Company is required to provide an accounting restatement for any of the prior three fiscal years of the Company for which audited financial statements have been completed as a result of material noncompliance with financial reporting requirements under federal securities laws (a "Restatement"), the amount of any Excess Compensation (as defined below) realized by an any Executive Officer (as defined below) shall be subject to recovery by the Company.

  (b) For purposes of this Section 22:

  (i) An "Executive Officer" shall mean any officer of the Company who holds an office of executive vice president or above; and

  (ii) "Excess Compensation" shall mean the excess of (i) the actual amount of cash-based or equity-based incentive compensation received by an Executive Officer over (ii) the compensation that would have been received based on the restated financial results during the three-year period preceding the date on which the Company is required to prepare such restatement.

  (c) Recovery of Excess Compensation under this Section 22 shall not preclude the Company from seeking relief under any other agreement, policy or law. The Company's recoupment rights under this Section 22 shall be in addition to, and not in lieu of, actions that the Company may take to remedy or discipline any act of misconduct by an Executive Officer including, but not limited to, termination of employment or initiation of appropriate legal action.

  (d) The recovery of compensation under this Section 22 is separate from and in addition to the compensation recovery requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company's Chief Executive Officer and Chief Financial Officer, and the Committee shall reduce the recoupment under this Section 22 by any amounts paid to the Company by the Chief Executive Officer and Chief Financial Officer pursuant to such section.

23. <u>Permitted Transfers</u>. Notwithstanding anything contained herein to the contrary, Awards (other than ISOs and corresponding Awards), may be transferred, without consideration, to a Permitted Transferee. For this purpose, a "Permitted Transferee" in respect of a Grantee means any member of the Immediate Family of such Grantee, any trust of which all of the primary beneficiaries are such Grantee or members of his or her Immediate Family, or any partnership (including limited liability companies and similar entities) of which all of the partners or members are such Grantee or members of his or her Immediate Family; and the "Immediate Family" of a Grantee means the Grantee's spouse, any person sharing the Grantee's household (other than a tenant or employee), children, stepchildren, grandchildren, parents, stepparents, siblings, grandparents, nieces and nephews. Such Award may be exercised by such Permitted Transferee in accordance with the terms of the Award Document. If so determined by the Committee, a Grantee may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Grantee, and to receive any distribution with respect to any Award upon the death of

the Grantee. A transferee, beneficiary, guardian, legal representative or other person claiming any rights under the Plan from or through any Grantee shall be subject to and consistent with the provisions of the Plan and any applicable Award Document, except to the extent the Plan and Award Document otherwise provide with respect to such persons, and to any additional restrictions or limitations deemed necessary or appropriate by the Committee.

24.   Governing Law. The validity, performance, construction and effect of this Plan shall, except to the extent preempted by federal law, be governed by the laws of the state of Georgia, without giving effect to principles of conflicts of law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____ to _____

Commission file number 1-9330

CoreCard Corporation

(Exact name of registrant as specified in its charter)

Georgia	**58-1964787**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Meca Way, Norcross, Georgia	**30093**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number: **(770) 381-2900**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $.01 par value per share	**CCRD**	**NYSE**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2024 was $84,982,402 (computed using the closing price of the common stock on June 30, 2024 as reported by the NYSE).

As of February 28, 2025, 7,786,679 shares of common stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's Proxy Statement for its 2025 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

Page

Part I

Item

Part II

Part III

Part IV

Forward-Looking Statements

In addition to historical information, this Form 10-K may contain forward-looking statements relating to CoreCard Corporation ("CoreCard"). All statements, trend analyses and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements including words such as "may", "will", "anticipate", "believe", "intend", "plan", "estimate", "expect", "strategy" and "likely", and other similar expressions constitute forward-looking statements. Prospective investors and current shareholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. A number of the factors that we believe could impact our future operations are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K. CoreCard undertakes no obligation to update or revise its forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results except as required by law.

ITEM 1.   BUSINESS

Overview

CoreCard Corporation, a Georgia corporation, and its predecessor companies have operated since 1973 and its securities have been publicly traded since 1980. In this report, sometimes we use the terms "Company", "us", "ours", "we", "Registrant" and similar words to refer to CoreCard Corporation and subsidiaries. Our executive offices are located in Norcross, Georgia and our website is www.corecard.com.

We are primarily engaged in the business of providing technology solutions and processing services to the financial technology and services market, commonly referred to as the FinTech industry. Our operations are conducted through our subsidiaries located in Romania, India, the United Arab Emirates and Colombia, as well as the corporate office in Norcross, Georgia which provides significant administrative, human resources and executive management support. CoreCard's non-U.S. subsidiaries are CoreCard SRL in Romania, CoreCard Software Pvt Ltd in India, CoreCard Colombia SAS in Colombia and CoreCard Software DMCC in the United Arab Emirates, and these subsidiaries perform software development and testing as well as processing operations support.

CoreCard designs, develops and markets a comprehensive suite of software solutions to program managers, accounts receivable businesses, financial institutions, retailers and processors to manage their credit and debit cards, prepaid cards, private label cards, fleet cards, buy now pay later programs, loyalty programs and accounts receivable and loan transactions. CoreCard utilizes the same core software solution in its processing operations as it sells to licensees, although licensees typically request a variety of customizations which may or may not deviate from the core software solution offering.

The CoreCard software solutions are designed to allow companies to offer any type of transacting account or card issuing program as well as installment and revolving loans, to set up and maintain account data, to record advances and payments, to assess fees, interest and other charges, to resolve disputes and chargebacks, to manage collections of accounts receivable, to generate reports and to settle transactions with financial institutions and network schemes.

The CoreCard proprietary software applications are based on CoreCard's core financial transaction processing platform (CoreENGINE™) and are engineered to address the unique requirements of customers and program managers that issue or process:

- Credit Cards/Loans – revolving or non-revolving credit issued to consumer or business accounts (with or without a physical card) that typically involve interest, fees, settlement, collections, etc. Within this market, CoreCard offers software specifically tailored to handle private label cards, network branded (i.e., MasterCard, VISA, American Express or Discover) bank cards, fleet cards, loans of any type, or any other type of "system of record" accounts receivable.
- Prepaid/Debit Cards – pre-loaded funds drawn down for purchase or cash withdrawal typically involving a variety of fees but no interest. Numerous examples exist including gift cards, loyalty/reward cards, health benefit cards, payroll and benefits

disbursement, student aid disbursement, government assistance payments, corporate expense cards, transit cards and any other type of "system of record" stored value accounts.

The CoreCard software solutions are designed to allow customers to optimize their card account management systems, improve customer retention, lower operating costs and create greater market differentiation. The CoreCard solutions are feature-rich, have web interfaces including a standard library of APIs and contain financial transaction processing solutions that should allow customers to automate, streamline and optimize business processes associated with the set-up, administration, management and settlement of credit, prepaid and loan accounts, to process transactions, and to generate reports and statements for these accounts. In addition, because the CoreCard products are designed to run on lower cost, scalable PC-based servers, rather than expensive legacy mainframe computers, customers may benefit from lower overall costs since the solution provides scalability by adding additional servers as card volume grows. The CoreCard product functionality includes embedded multi-lingual, multi-currency support, web-based interface, real-time processing, complex rules-based authorizations, account hierarchies, documented APIs for easy integration to the backend functionality and robust fee libraries. These features support customer-defined pricing and payment terms and we believe that they allow CoreCard's customers to create new and innovative card programs to differentiate themselves in the marketplace and improve customer retention.

We believe CoreCard is unique among software companies because it offers a full array of card and account management software solutions, available either for in-house license or outsourced processing by CoreCard's processing business ("Processing Services") at the customer's option. CoreCard also provides customers with a unique option to license the same CoreCard software that is used in the CoreCard processing environment and transfer it in-house for customer-controlled processing at a later date.

- <u>License</u> – CoreCard sells a software license to a customer who then runs the CoreCard software system, configured for the customer's unique requirements, at a customer-controlled location. It usually requires substantial additional resources from CoreCard to customize or operate the licensed software. CoreCard is de-emphasizing the license option.
- <u>Processing Services</u> – CoreCard offers processing services that allow customers to outsource their card processing requirements to CoreCard. CoreCard manages all aspects of the processing functions using its proprietary software configured for each processing customer.

We continue to add resources to expand upon our infrastructure investment to support CoreCard's Processing Services line of business. CoreCard processes prepaid cards and credit cards (private label and open loop/network) for a number of customers and anticipates steadily growing this business further in 2025 and future years. CoreCard has multiple secure processing data centers at third party locations, is certified as compliant with the Payment Card Industry (PCI) Data Security Standards and has an SOC 1 and SOC 2 independent audit report that can be relied on by its prepaid and credit processing customers. It has obtained certification from American Express, Discover, MasterCard, Visa, Star and Pulse.

CoreCard added Goldman Sachs Group, Inc. as a customer in 2018, referred to as "Customer A" in the Notes to Consolidated Financial Statements, which represented 62% and 67% of our consolidated revenues for the twelve months ended December 31, 2024 and 2023, respectively. We expect future professional services, maintenance, and license revenue from this customer in 2025 and future years, however the amount and timing will be dependent on various factors not in our control such as the number of accounts on file, the level of customization needed by the customer and whether the customer continues its credit card line of business.

CoreCard has relationships with several financial institutions that are important for network certification, referrals for processing or program managers, and sponsoring prospective card programs.

CoreCard has Program Manager capabilities in addition to processing services, which has allowed us to gain additional experience and adding the potential for increased revenue, although we do not expect any significant revenue impact as a Program Manager in the near term.

CoreCard's principal target markets include consumer revolving credit portfolios, accounts receivable businesses, prepaid card issuers, retail and private-label issuers (large and small), small third-party processors, and small, mid-size and large financial institutions in the United States. CoreCard has customers in international markets as well. CoreCard competes with third-party card processors that allow customers to outsource their account transaction processing rather than acquire software to manage their transactions in-house. CoreCard competes with several larger and more established processors. Many of CoreCard's competitors, especially certain processors, have significantly more financial, marketing and development resources than CoreCard and have large, established customer bases often tied to long-term contracts. CoreCard believes it can compete successfully in its selected markets by providing to its licensed software customers and processing customers a robust technology platform, greater system flexibility and more customer-driven marketing options. Additionally, the size and flexibility of CoreCard can help customers get to market more quickly with customized, flexible programs. Under our Processing Services option, customers can contract with CoreCard to provide processing services for their accounts using CoreCard software configured to the customer's preferences, with an option to license the same software and bring it in-house when and if the customer decides to become its own processor in the future. We believe this transition path for customers is unique in the industry.

The CoreCard software platform and modules include CoreCREDIT™, CoreENGINE™, CoreISSUE™, CoreFRAUD™, CoreCOLLECT™, CoreAPP™, CoreMONEY™ and CoreACQUIRE™. Using a proprietary, base transaction processing platform called CoreENGINE, the CoreCard application modules have been further enhanced to meet the specific requirements of different market segments; for instance, CoreISSUE™ is available in different versions tailored to the requirements for issuing prepaid cards, fleet cards, bank cards or private label cards/accounts as well as accounts receivable management. In addition, CoreCard configures and/or customizes its robust base modules with additional or specific functionality to meet each customer's requirements. The Company has developed and licensed such products to customers in the prepaid, fleet, private label, retail and credit markets. As is typical of most software companies, CoreCard expects to continually enhance and upgrade its existing software solutions and to develop additional modules to meet changing customer and market requirements. To date, CoreCard has focused its extensive development and limited sales activities on building a base of customers in each of its target markets, as well as working to put in place the infrastructure and processes to be able to scale its business successfully, particularly for the Processing Services business.

CoreCard has been an innovation-focused company since its inception. We are currently working on the next generation of the CoreCard platform and solutions, which seeks to leverage progress in commercial state-of-the-art distributed technologies alongside now widely adopted agile work methodologies and practices to transform our entire suite of offerings. The new solution set will be designed to be 'cloud native' while being cloud vendor agnostic, with the goal of on-demand infinite scalability. In addition to improvements in technology capabilities, the new platform is expected to improve efficiency in product development, operations, and services functions.

Historically, most of the Company's sales have resulted from prospects contacting CoreCard based on an online search or through industry referrals. CoreCard typically sells its products directly to customers, often in competitive situations, with relatively long sales and implementation cycles.

We have several revenue streams. We receive software license fees that vary depending upon the number of licensed users, number of accounts on the system, and the number of software modules licensed. We also derive service revenue from implementation, customization, and annual maintenance and support contracts for our licensed software. Processing customers pay an implementation and setup fee plus monthly service fees, primarily based on number of accounts, under a contract with a term of generally three or more years. Depending on factors such as contract terms, customer implementation and testing schedule, and extent of customization or configuration required and whether we are licensing or processing, the timing of revenue recognition on contracts may lead to considerable fluctuation in revenue and profitability. There are often delays in implementation cycles, especially for processing customers, due to third party approvals or processes that are outside of CoreCard's control and thus it is difficult to predict with certainty when we will be able to begin recognizing revenue on new contracts.

CoreCard's licensed software products are used by its customers to manage and process various credit, debit and prepaid card programs and there are a number of U.S. and international federal, state and local regulations governing the issuance of and the processing of financial transactions associated with such cards. CoreCard's customers are required to comply with such regulations and, to the extent that customers depend on their licensed CoreCard software to manage and process their card accounts, the CoreCard software features and functionality should allow customers to comply with the various governmental regulations. CoreCard evaluates applicable regulations and regularly upgrades and enhances its software to help its customers meet their obligations to comply with current and anticipated governmental regulations. As part of CoreCard's Processing Services business, CoreCard provides compliance-related services, including data and network security, customer identification screening and regular reporting. These services are designed to enable CoreCard's customers to comply with applicable governmental regulations, including but not limited to the Bank Secrecy Act and Anti-Money Laundering regulations, although final responsibility for compliance rests with the customer. Depending on the extent of changes and new governmental regulations, CoreCard will regularly incur additional costs to modify its software and services to be compliant with those changes and regulations. CoreCard has no material costs related to compliance with environmental laws.

Our business is not considered seasonal although the use of certain of our products may grow with the summer travel season for our Middle East customers and higher end-of-year spending patterns and possibly cause a small revenue increase during these periods.

For additional information about trends and risks likely to impact our business, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K.

Development Costs

We spent $8.9 million and $8.5 million in the years ended December 31, 2024 and 2023, respectively, on software development. We maintain a workforce of approximately 1,000 employees in our offshore operations in India, Romania, the United Arab Emirates and Colombia for software development and testing, as well as operations support for Processing Services. We regularly work to improve our financial technology software in response to market requirements and trends, and to changes in and new government regulations, and expect to continue to do so. Additionally, we have invested, and will continue to invest, in development costs relating to the development of next generation platform and solutions.

Patents, Trademarks and Trade Secrets

We have one U.S. patent covering aspects of CoreCard's core software platform. It may be possible for competitors to duplicate certain aspects of our products and processes even though we regard such aspects as proprietary. We have registered with the U.S. Patent and Trademark Office and several foreign jurisdictions various trademarks and service marks for our products. We believe that an active trade secret, trade name, trademark, and copyright protection program is one element in developing and maintaining brand recognition and protecting our intellectual property. We presently market our products under trademarks and service marks such as CoreCard, CoreENGINE™, CoreISSUE™, CoreCOLLECT™, CoreMONEY™ and others.

Personnel

As of February 28, 2025, we had approximately 1,000 full-time equivalent employees (including our subsidiaries in the United States and foreign countries). Of these, the majority are involved in CoreCard's software development, testing and operations, and 6 in corporate functions. Our employees are not represented by a labor union, we have not had any work stoppages or strikes, and we believe our employee relations are good.

Financial Information About Geographic Areas

See Note 12 to the Consolidated Financial Statements. Except for the risk associated with fluctuations in currency, we do not believe there are any specific risks attendant to our foreign operations that are materially different than the general business risks discussed above, in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K, or elsewhere in this Form 10-K.

ITEM 1A. RISK FACTORS

Not required for smaller reporting companies.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We recognize the importance of assessing, identifying, and managing material risks from cybersecurity threats to our business and operations and developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems. CoreCard's information technology network, infrastructure, and software systems, including integration points to third parties related to the FinTech services the Company offers, are critical to the Company's business and operations. The Company holds confidential, proprietary, and personal information about its customers, its customers' customers, employed or contracted personnel, and third-party vendors. In addition, the Company's business in the FinTech industry requires it to be compliant with Payment Card Industry (PCI) Data Security Standards and U.S. and foreign data and information security mandates specific to its operations and services. To address these items, CoreCard has developed a robust cybersecurity risk management program focused on identifying, assessing and managing cybersecurity risk. The program involves a dedicated team responsible for operational cybersecurity, and includes an internal IT Security Team, PCI Compliance Force, and Emergency Management Team, which together are responsible for developing and executing the Company's cybersecurity strategy and identifying and mitigating related risks.

The IT Security Team consists of five members, led by the VP of IT of the Company's CoreCard Software subsidiary, and focuses on the Company's overall data and cybersecurity. The PCI Compliance Force consists of six members, is led by the subsidiary's Chief Technology Officer, and focuses on the Company's compliance with PCI standards. Both teams hold regular meetings to discuss and report on, as applicable, meaningful cybersecurity risks, threats, incidents, and vulnerabilities, and changes in and compliance with industry data and cybersecurity standards. The teams also develop and oversee mitigation and remediation activities within their areas of responsibility. The teams, in conjunction with senior management, work to ensure that the Company is meeting requirements of applicable regulations and that the Company's third-party vendors are also meeting compliance requirements. The teams are also tasked with the development and maintenance of business continuity plans, security policies and procedures. The Company's Emergency Management Team, which consists of seven members and is led by the Company's Chief Executive Officer, has developed business incident response runbooks designed to guide operational staff with a set framework for response and mitigation to cybersecurity incidents and threats.

The Company has also designed its information technology systems and infrastructure to protect its and its customers' data with industry standard security, and the Company must pass an annual PCI audit with rules specific to the Company's operation of cardholder data environments. The Company's cybersecurity defensive protections are focused on detecting and mitigating cybersecurity threats before they can cause harm. The Company performs periodic penetration and vulnerability scan testing on both its internal and external facing infrastructure and systems. All Company employees are required to take cybersecurity training on an annual basis and must pass an examination designed to ensure knowledge transfer. CoreCard also utilizes a third-party security auditor for PCI audits, security training, and cybersecurity risk consulting. This partnership enables us to leverage specialized knowledge and insights, with the goal of ensuring our cybersecurity strategies and processes remain current.

Our business is managed under the direction of our Board of Directors (the "Board"), which guides our long-term strategy and represents the highest level of oversight at the Company. Our full Board oversees our enterprise risk management, which includes oversight of risks from cybersecurity threats. Our Board views the identification and effective management of cybersecurity threats as a critical component of its overall risk management and oversight responsibilities. Our management team provides regular updates to the Board on cybersecurity risks and threats. These updates cover, among other things, our cyber risks and threats, the status of projects to strengthen our information security systems, and the emerging threat landscape. In turn, the Board reviews and discusses these cyber risks and threats and provides advice and guidance on the adequacy of our initiatives on cybersecurity risk management.

The Company faces a number of cybersecurity risks in connection with its business. Based on the information the Company has as of the date of this Form 10-K, the Company does not believe that any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company's business strategy, results of operations or financial position. However, cybersecurity threats are constantly evolving, and many of the security measures that the Company has implemented must also evolve over time. While CoreCard seeks to utilize industry standard measures and tools to monitor and address these evolving threats, the Company may not be able to anticipate, prevent or mitigate its cybersecurity risks, the occurrence of which could result in significant legal and financial exposure, theft, damage to the Company's reputation, interruption of the Company's business operations, the loss of confidence in the Company's security measures, and harm to the Company's business.

ITEM 2.   PROPERTIES

As of December 31, 2024, we had a lease covering approximately 27,000 square feet in Norcross, Georgia to house our product development, sales, service and administration operations for our U.S. operations. Our Norcross lease was renewed March 1, 2022 for a five-year term. Our Bogota, Colombia lease was signed in November 2021 for a five-year term covering approximately 4,300 square feet of office space. We lease approximately 2,900 square feet of office space in Dubai, United Arab Emirates. We also lease a small office in Timisoara, Romania. We own a 6,350 square foot office facility in Bhopal, India, to house the software development and testing activities of our non-U.S. subsidiaries. We lease approximately 12,000 square feet of additional office space in the same facility in Bhopal, India; and in June 2022 we leased an additional facility in Bhopal of approximately 12,500 square feet. We also lease approximately 5,500 square feet in Mumbai, India to house additional staff for our offshore software development activities. We believe our facilities are adequate for the foreseeable future.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we may be involved in certain claims and litigation arising out of the ordinary course and conduct of business.

Management assesses such claims and, if it considers that it is probable that an asset had been impaired or a liability had been incurred and the amount of loss can be reasonably estimated, provisions for loss are made based on management's assessment of the most likely outcome. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition, or results of operations.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed and traded on the New York Stock Exchange (NYSE) under the symbol "CCRD". We had 137 shareholders of record as of February 28, 2025. This number does not include beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries. The Company has not paid regular dividends in the past and does not intend to pay dividends in the foreseeable future.

Repurchases of Securities

In April 2021, our Board authorized $10 million for our share repurchase program, all of which has been utilized. In May 2022, the Board authorized an additional $20 million for our share repurchase program. Under this publicly announced program, we are authorized to repurchase shares through open market purchases, privately negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The repurchase program does not have an expiration date and may be suspended or discontinued at any time. We have approximately $7.1 million of authorized share repurchases remaining at December 31, 2024.

The following table sets forth information regarding our purchases of shares of our common stock during the three months ended December 31, 2024:

	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 1, 2024 to October 31, 2024	-	$ -	-	$ 9,266,000
November 1, 2024 to November 30, 2024	100,176	18.31	100,176	$ 7,432,000
December 1, 2024 to December 31, 2024	14,293	22.18	14,293	$ 7,115,000
Total	114,469		114,469	

[1] This price includes per share commissions paid.

Equity Compensation Plan Information

See Item 12 of Part III of this Form 10-K for information regarding securities authorized for issuance under equity compensation plans, which is incorporated herein by reference.

Recent Sales of Unregistered Securities

There have been no sales of unregistered securities by the Company during the period covered by this Form 10-K.

ITEM 6 .   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

Our consolidated operations include our CoreCard Software, Inc. subsidiary and its subsidiary companies in Romania, India, the United Arab Emirates and Colombia as well as a corporate office in Atlanta, Georgia which provides significant administrative, human resources and executive management support.

We provide technology solutions and processing services to the financial services market, commonly referred to as the FinTech industry. We derive our product revenue from licensing our comprehensive suite of financial transaction management software to financial institutions, retailers, processors and accounts receivable businesses to manage their credit and debit cards, prepaid cards, private label cards, fleet cards, buy now pay later programs, loyalty programs, and accounts receivable and loan transactions. Our service revenue consists of fees for software maintenance and support for licensed software products, fees for processing services that we provide to companies that outsource their financial transaction processing functions to us, and professional services primarily for software customizations provided to both license and processing customers.

Our results vary in part depending on the size and number of software licenses recognized as well as the value and number of professional services contracts recognized in a particular period.

As we grow our Processing Services business, we continue to gain economies of scale on the investments we have made in the infrastructure, resources, processes and software features developed over the past number of years to support this growing side of our business. We are adding new processing customers at a faster pace than we are adding new license customers, resulting in steady growth in the processing revenue stream.

We receive license revenue and professional services revenue from Goldman Sachs Group, Inc. ("Goldman"), which was added as a customer in 2018 and is referred to as "Customer A" in the Notes to Consolidated Financial Statements. In total, this customer represented 62% and 67% of our consolidated revenues in 2024 and 2023, respectively. On October 23, 2024, we executed an Omnibus Amendment with Goldman covering the following agreements between the Company and Goldman:

- Software License and Support Agreement, dated as of October 16, 2018 (the "SLSA");
- Master Professional Services Agreement, dated as of August 1, 2019 (the "MPSA", and together with the SLSA, the "Agreements");
- Schedule of Work No. 1 to Professional Services Agreement, dated as of August 1, 2019, and Amendment No. 2 to Schedule of Work No. 1, dated as of January 13, 2021 ("SOW 1"); and
- Schedule of Work No. 2 to Professional Services Agreement, dated as of August 1, 2019, and Amendment No. 2 to Schedule of Work No. 2, dated as of January 13, 2021 ("SOW 2", and together with SOW 1, the "SOWs").

The Omnibus Amendment, which is effective as of October 23, 2024, extends the Support Services term of the SLSA through December 31, 2030, and extends the term of the SOWs through December 31, 2030. Among other things, the Amendment also (i) provides for increased monthly fees under SOW 2 starting January 2025, and (ii) allows Goldman to terminate the agreements no earlier than January 1, 2027, with termination payments due if terminated prior to December 31, 2030. All other material terms of the Agreements and SOWs, as amended, remain unchanged.

The amount and timing of future revenues from Goldman will be dependent on various factors not in our control such as the number of accounts on file and the level of customization needed by the customer and whether the customer continues the credit card line of business. License revenue from this customer, similar to other license arrangements, is tiered based on the number of active accounts on the system. Once the customer achieves each tier level, they receive a perpetual license up to that number of accounts; inactive accounts do not count toward the license tier. The customer receives an unlimited perpetual license at a maximum tier level that allows them to utilize the software for any number of active accounts. Support and maintenance fees are charged based on the tier level achieved and increase at new tier levels.

Goldman recently announced the transition of its General Motors co-branded credit card to a new issuer, which is processed under our agreement with Goldman, with an expected close in 2025. Sale of the loans by Goldman will not affect the maintenance revenue that we receive under the agreement, which is set based on the most recently achieved license tier. However, the removal of active accounts following a sale of the loans will proportionately increase the number of accounts that will need to be added to earn the license fees attributable to the next license tier under the agreement. Additionally, selling one of their two portfolios could make it more likely that Goldman will exit the credit card business.

The infrastructure of our multi-customer environment is designed to be scalable for the future. A significant portion of our expense is related to personnel, including approximately 1,000 employees located in India, Romania, the United Arab Emirates and Colombia. In 2017, we opened a second office in India, located near Mumbai, to enable us to attract the level of talent required for our software development and testing. In October 2020, we opened an office in Dubai, United Arab Emirates to support CoreCard's expansion of processing services into new markets in the Asia Pacific, Middle East, Africa and European regions. In October 2021, we opened a new location in Bogotá, Colombia to support existing customers and continued growth. Our ability to hire and train employees on our processes and software impacts our ability to onboard new customers and deliver professional services for software customizations. In addition, we have certain corporate office expenses associated with being a public company that impact our operating results.

Our revenue, results of operations and financial performance fluctuates from period to period and our results are not necessarily indicative of the results to be expected in future periods. It is difficult to predict the level of consolidated revenue and financial performance on a quarterly basis for various reasons in addition to those noted above, including the following:

- Software license revenue in a given period may consist of a relatively small number of contracts, and contract values can vary considerably depending on the software product and scope of the license sold. Consequently, even minor delays in delivery under a software contract, which may be out of our control, could have a significant and unpredictable impact on the consolidated revenue that we recognize in a given quarterly or annual period.
- Customers may decide to postpone or cancel a planned implementation of our software for any number of reasons, which may be unrelated to our software or contract performance, that may affect the amount, timing and characterization of our deferred and/or recognized revenue.
- Customers typically require our professional services to modify or enhance their CoreCard software implementation based on their specific business strategy and operational requirements, which vary from customer to customer and period to period.
- The timing of new processing customer implementations is often dependent on third party approvals or processes which are typically not under our direct control.

We continue to believe that we have a strong cash position. We intend to use our cash balances to support the domestic and international operations associated with our CoreCard business and to expand our operations in the FinTech industry through financing the growth of CoreCard and, if appropriate opportunities become available, through acquisitions of businesses in this industry. In May 2022, the Board authorized a new $20 million share repurchase program, and we had approximately $7.1 million of authorized share repurchases remaining at December 31, 2024.

Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements presented in this Annual Report.

Revenue – Total revenue for the year ended December 31, 2024 was $57,399,000 which represents a 2 percent increase over 2023.

- Revenue from services was $54,559,000 in 2024, which represents a one percent increase from 2023 revenue of $54,210,000. Revenue from transaction processing services and software maintenance and support services were greater in 2024 as compared to 2023 due to an increase in the number of customers and accounts on file. This increase was partially offset by a decrease in the number and value of professional services contracts completed in 2024, primarily related to lower professional services revenue from our largest customer, Goldman Sachs Group, Inc. We expect that processing services will continue to grow as our customer base increases; however, the time required to implement new customer programs could be delayed due to third party integration and approval processes and other factors. It is difficult to predict with accuracy the number and value of professional services contracts that our customers will require in a given period. Customers typically request our professional services to modify or enhance their CoreCard software implementation based on their specific business strategy and operational requirements, which vary from customer to customer and period to period.

- Revenue from products, which includes software license fees, was $2,840,000 in 2024, an increase of 58 percent from 2023 revenue of $1,794,000. Two new license tiers were achieved in 2024 and only one tier was achieved in 2023.

Cost of Revenue – Total cost of revenue was 62 percent and 65 percent of total revenue for the twelve months ended December 31, 2024 and 2023, respectively. The decrease as a percentage of revenue is primarily driven by higher license revenue. Cost of revenue includes costs to provide annual maintenance and support services to our installed base of licensed customers, costs to provide professional services and costs to provide our financial transaction processing services. The cost and gross margins on such revenues can vary considerably from period to period depending on the customer mix, customer requirements and project complexity as well as the mix of our U.S. and offshore employees working on the various aspects of services provided. In addition, we continue to devote the resources necessary to support our growing processing business, including direct costs for regulatory compliance, infrastructure, network certifications and customer support. Investments in our infrastructure in recent years are in anticipation of adding customers in future periods. As such, we will not experience economies of scale unless we add additional customers, as anticipated. This may be subject to change in the future if new regulations or processing standards are implemented causing us to incur additional costs to comply.

Operating Expenses – For the twelve months ended December 31, 2024, total operating expenses from consolidated operations were higher as compared to the corresponding period in 2023 primarily due to higher development expenses and higher general and administrative expenses. Development expenses were higher mainly due to stock-based compensation awards in 2024 and higher development costs for U.S. and non-U.S. technical personnel working on the development of an updated platform, a portion of which is capitalized; however amounts not eligible for capitalization result in higher development expenses. General and administrative expenses increased due to increased stock-based compensation awards. Marketing expenses increased 31 percent in 2024. Our client base increased in 2024 and 2023 with minimal marketing efforts as we continue to have prospects contact us via online searches and industry referrals; however, we will continue to re-evaluate our marketing expenditures as needed to competitively position the Processing Services business.

Investment Income (Loss) – Investment Income (Loss) was a loss of $427,000 in 2024 and loss of $1,579,000 in 2023. The 2024 investment losses primarily relate to equity method losses of $684,000. The 2023 investment losses primarily relate to the $1,000,000 impairment charge on a cost method investment in the third quarter of 2023 and equity method losses of $773,000. Our investments are discussed further in Note 4.

Other Income, net – Other Income, net was $792,000 in 2024 and $765,000 in 2023. The increase results from higher interest rates in the 2024 period.

Income Taxes – We recorded income tax expense of $1,456,000 and $1,102,000 in 2024 and 2023, respectively, an effective tax rate of 21.1% and 24.5% in 2024 and 2023, respectively. The decrease in our effective tax rate was primarily due to higher income in lower tax foreign locations. We expect our future effective tax rate to be within the range of 24-26%.

Liquidity and Capital Resources

Our cash balance at December 31, 2024 was $19,481,000 compared to $26,918,000 at December 31, 2023. During the year ended December 31, 2024, cash provided by operations was $5,801,000 compared to cash provided by operations of $16,810,000 for the year ended December 31, 2023. The decrease is primarily due to a higher accounts receivable balance, lower depreciation and amortization, lower deferred revenue and other current liabilities, partially offset by higher net income and higher deferred tax asset balances. There are no material disputes related to outstanding accounts receivable balances, some of which is past due at December 31, 2024, however we have concluded the entire net balance is collectible.

During the year ended December 31, 2024, we invested $2,186,000 in publicly traded multi sector corporate, municipal debt and treasury securities, offset by related maturities of $2,021,000. During the year ended December 31, 2023, we invested $2,521,000 in publicly traded multi sector corporate, municipal debt and treasury securities, offset by related maturities of $2,264,000, which is described in more detail in Note 6 of the Notes to Consolidated Financial Statements.

During the year ended December 31, 2024, we used $4,908,000 of cash to acquire computer equipment and related software and for personnel and contractor development costs for the development of a new processing platform, to enhance our existing processing environment in the U.S. and a new data center in India for international operations.

We do not expect to pay any regular or special dividends in the foreseeable future. We expect to have sufficient liquidity from cash on hand as well as projected customer payments to support our operations and capital equipment purchases in the foreseeable future. Currently we expect to use cash in excess of what is required for our current operations for opportunities we believe will expand our FinTech business, as exemplified in transactions described in Note 3 and 4, although there can be no assurance that appropriate opportunities will arise. In April 2021, the Board authorized $10 million for our share repurchase program, all of which has been utilized. In May 2022, the Board authorized an additional $20 million for share repurchases. We made share repurchases of $7.6 million in 2024, and $3.7 million in share repurchases in 2023. We have approximately $7.1 million of authorized share repurchases remaining at December 31, 2024.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. We consider certain accounting policies related to revenue recognition and valuation of investments to be critical policies due to the estimation processes involved in each. For a detailed description on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements.

Revenue Recognition – Product revenue consists of fees from software licenses. Service revenue consists of fees for processing services; professional services for software customization, consulting, and training; reimbursable expenses; and software maintenance and customer support.

Our software license arrangements generally fall into one of the following four categories:

- an initial contract with the customer to license certain software modules, to provide services to get the customer live on the software (such as training and customization) and to provide post contract support ("PCS") for a specified period of time thereafter,
- purchase of additional licenses for new modules or for tier upgrades for a higher volume of licensed accounts after the initial contract,
- other optional standalone contracts, usually performed after the customer is live on the software, for services such as new interfaces or custom features requested by the customer, additional training and problem resolution not covered in annual maintenance contracts, or
- contracts for certain licensed software products that involve an initial fee plus recurring monthly fees during the contract life.

At contract inception, we assess the products and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a product or service (or bundle of products or services) that is distinct. A performance obligation is distinct if a product or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. To identify our performance obligations, we consider all of the products or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. We recognize revenue when or as we satisfy a performance obligation by transferring control of a product or service to a customer. Our revenue recognition policies for each of the situations described above are discussed below.

Our software licenses generally have significant stand-alone functionality to the customer upon delivery and are considered to be functional intellectual property. Additionally, the purpose in granting these software licenses to a customer is typically to provide the customer a right to use our intellectual property. Our software licenses are generally considered distinct performance obligations, and revenue allocated to the software license is typically recognized at a point in time upon delivery of the license. Initial implementation fees do not meet the criteria for separate accounting because the software usually requires significant modification or customization that is essential to its functionality. We recognize revenue related to implementations over the life of the customer once the implementation is complete.

We account for the PCS element contained in the initial contract based on relative standalone selling price, which is annual renewal fees for such services, and PCS is recognized ratably on a straight-line basis over the period specified in the contract as we generally satisfy these performance obligations evenly using a time-elapsed output method over the contract term given there is no discernible pattern of performance. Upon renewal of the PCS contract by the customer, we recognize revenues ratably on a straight-line basis over the period specified in the PCS contract. All of our software customers purchase software maintenance and support contracts and renew such contracts annually.

Certain initial software contracts contain specified future service elements for scheduled completion following the implementation, and related recognition, of the initial license. In these instances, after the initial license recognition, where distinct future performance obligations are identified in the contract, and we could reliably measure the completion of each identified performance obligation, we have recognized revenue at the time the individual performance obligation was completed.

Purchases of additional licenses for tier upgrades or additional modules are generally recognized as license revenue in the period in which the purchase is made for perpetual licenses.

Services provided under standalone contracts that are optional to the customer and are outside of the scope of the initial contract are single element services contracts. These standalone services contracts are not essential to the functionality of the software contained in the initial contract and generally do not include acceptance clauses or refund rights as may be included in the initial software contracts, as described above. Revenues from these services contracts, which are generally performed within a relatively short period of time, are recognized when the services are complete, or in some cases, as the services are provided. These revenues generally re-occur as contracts are renewed. Payment terms for professional services may be based on an upfront fixed fee with the remainder due upon completion or on a time and materials basis.

For contracts for licensed software which include an initial fee plus recurring monthly fees for software usage, maintenance and support, we recognize the total fees ratably on a straight-line basis over the estimated life of the contract as services revenue.

Revenues from processing services are typically volume- or activity-based depending on factors such as the number of accounts processed, number of accounts on the system, number of hours of services or computer resources used. For processing services which include an initial fee plus recurring monthly fees for services, we recognize the initial fees ratably on a straight-line basis over the estimated life of the contract as services revenue. The payment terms may include tiered pricing structures with the base tier representing a minimum monthly usage fee. For processing services revenues, we stand ready to provide continuous access to our processing platforms and perform an unspecified quantity of outsourced and transaction-processing services for a specified term or terms. Accordingly, processing services are generally viewed as a stand-ready performance obligation comprised of a series of distinct daily services. We typically satisfy our processing services performance obligations over time as the services are provided.

Technology or service components from third parties are frequently embedded in or combined with our products or service offerings. We are often responsible for billing the client in these arrangements and transmitting the applicable fees to the third party. We determine whether we are responsible for providing the actual product or service as a principal, or for arranging for the solution or service to be provided by the third party as an agent. Judgment is applied to determine whether we are the principal or the agent by evaluating whether we have control of the product or service prior to it being transferred to the customer. The principal versus agent assessment is performed at the performance obligation level. Indicators that we consider in determining if we have control include whether we are primarily responsible for fulfilling the promise to provide the specified product or service to the customer, whether we have inventory risk and discretion in establishing the price the customer ultimately pays for the product or service. Depending upon the level of our contractual responsibilities and obligations for delivering solutions to end customers, we have arrangements where we are the principal and recognize the gross amount billed to the customer and other arrangements where we are the agent and recognize the net amount retained.

Revenue is recorded net of applicable sales tax.

Deferred revenue consists of advance payments by software customers for annual or quarterly PCS, advance payments from customers for software licenses and professional services not yet delivered, and initial implementation payments for processing services or bundled license and support services in multi-year contracts. Deferred revenue is classified as long-term until such time that it becomes likely that the services or products will be provided within 12 months of the balance sheet date.

Valuation of Investments – We hold minority interests in non-publicly traded companies whose values are not readily determinable and are based on management's estimate of realizability of the value of the investment. Future adverse changes in market conditions, poor operating results, lack of progress of the investee company or its inability to raise capital to support its business plan could result in investment losses or an inability to recover the current carrying value of the investment. Our policy with respect to minority interests is to record an impairment charge when we conclude an investment has experienced a decline in value that is other than temporary. At least quarterly, we review our investments to determine any impairment in their carrying value and we write-down any impaired asset at quarter-end to our best estimate of its current realizable value.

We hold a 26.5% ownership interest in a privately held identity and professional services company with ties to the FinTech industry. The investee company raised additional funds in the fourth quarter of 2024 and 2023. CoreCard participated in the new investments and contributed an additional $300,000 in 2024 and $500,000 in 2023, bringing the carrying value of our investment to $3,523,000 at December 31, 2024, included in investments on the Consolidated Balance Sheets. We account for this investment using the equity method of accounting which resulted in losses of $684,000 and income of $773,000 for the twelve months ended December 31, 2024 and 2023, respectively, included in investment income (loss) on the Consolidated Statement of Operations.

In the second quarter of 2021, we also invested $1,000,000 in a privately held company that provides supply chain and receivables financing. During the third quarter of 2023, due to the failure of the business to successfully monetize its product offerings, we recorded an impairment charge of $1,000,000 included in investment income (loss) on the Consolidated Statement of Operations, to reduce the carrying value of the investee company to $0 as of December 31, 2023. In the third quarter of 2024, after the investee company signed its first revenue contracts, we invested an additional $98,000 as part of a Series A-2 financing.

We also hold an investment in a privately held technology company and program manager in the FinTech industry. The initial investment of $1 million was funded in 2017. In 2018, we recorded an impairment charge of $250,000 to reduce the carrying value due to the investee company's limited funding to support its operation and sales and marketing efforts. In 2020, due to the uncertainty from the economic downturn resulting from the COVID-19 pandemic, we determined that the fair value of our investment was $0 and therefore we recorded an impairment charge of $750,000, included in investment loss on the Consolidated Statement of Operations for the quarter ended March 31, 2020. The investee company has been able to raise money to fund and grow its operations, and, in August 2023, we invested an additional $155,000 to bring our ownership to 3.4 percent of the investee company.

We evaluate on a continuing basis whether any impairment indicators are present that would require additional analysis or write-downs of our remaining investments. While we have not recorded an impairment related to these remaining investments during 2024, variations from current expectations could impact future assessments resulting in future impairment charges.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements that are reasonably likely to have a current or future material adverse effect on our financial condition, liquidity or results of operations.

Factors That May Affect Future Operations

Future operations are subject to risks and uncertainties that may negatively impact our future results of operations or projected cash requirements. It is difficult to predict future quarterly and annual results with certainty.

Among the numerous factors that may affect our consolidated results of operations or financial condition are the following:

- Goldman Sachs Group, Inc., our largest customer, represented 62% of our consolidated revenues for the twelve months ended December 31, 2024. In the event of material failures to meet contract obligations related to the services provided, there is risk of breach of contract and loss of the customer and related future revenues. Additionally, loss of the customer and related future revenues or a reduction in revenues could result if they or their customers choose an alternative service provider, build an in-house solution, or decide to exit the business or service line that falls under the services that we provide for them. Goldman Sachs Group, Inc. recently announced the transition of its General Motors co-branded credit card to a new issuer, with an expected close in 2025, which could make it more likely that they exit the credit card business. The General Motors program was added to their portfolio in the first quarter of 2022.
- Weakness or instability in the global financial markets could have a negative impact due to potential customers (most of whom perform some type of financial services) delaying decisions to purchase software or initiate processing services.

- Increased federal and state regulations and reluctance by financial institutions to act as sponsor banks for prospective customers could result in losses and additional cash requirements.
- Delays in software development projects could cause our customers to postpone implementations or delay payments, which would increase our costs and reduce our revenue and cash.
- We could fail to deliver software products which meet the business and technology requirements of our target markets within a reasonable time frame and at a price point that supports a profitable, sustainable business model.
- Our processing business is impacted, directly or indirectly, by more regulations than our licensed software business. If we fail to provide services that comply with (or allow our customers to comply with) applicable regulations or processing standards, we could be subject to financial or other penalties that could negatively impact our business.
- A security breach in our platform could expose confidential information of our customers' account holders, hackers could seize our digital infrastructure and hold it for ransom or other cyber risk events could occur and create material losses in excess of our insurance coverage and have an adverse effect on our business, reputation, or results of operations.
- Software errors or poor-quality control may delay product releases, increase our costs, result in non-acceptance of our software by customers or delay revenue recognition.
- We could fail to expand our base of customers as quickly as anticipated, resulting in lower revenue and profits and increased cash needs.
- We could fail to retain key software developers and managers who have accumulated years of know-how in our target markets and company products or fail to attract and train a sufficient number of new software developers and testers to support our product development plans and customer requirements at projected cost levels.
- Increasing and changing government regulations in the United States and foreign countries related to such issues as data privacy, financial and credit transactions could require changes to our products and services which could increase our costs and could affect our existing customer relationships or prevent us from getting new customers.
- Delays in anticipated customer payments for any reason would increase our cash requirements and could adversely impact our profits.
- Competitive pressures (including pricing, changes in customer requirements and preferences, and competitor product offerings) may cause prospective customers to choose an alternative product solution, resulting in lower revenue and profits (or losses).
- Our future capital needs are uncertain and depend on a number of factors; additional capital may not be available on acceptable terms, if at all.
- Volatility in the markets, including as a result of political instability, civil unrest, war or terrorism, or pandemics or other natural disasters, such as the recent outbreak of coronavirus, could adversely affect future results of operations and could negatively impact the valuation of our investments.
- Other general economic and political conditions could cause customers to delay or cancel purchases.

Recent Accounting Pronouncements – Refer to Note 1 of the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS

The following Consolidated Financial Statements and related report of independent registered public accounting firm are included in this report and are incorporated by reference in Part II, Item 8 hereof. See Index to Financial Statements on page F-1 hereof.

Report of Independent Registered Public Accounting Firm – Nichols, Cauley & Associates, LLC (PCAOB ID 281)
Consolidated Balance Sheets at December 31, 2024 and 2023
Consolidated Statements of Operations for the years ended December 31, 2024 and 2023
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024 and 2023
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2024 and 2023
Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As previously disclosed, on October 30, 2024, in consideration of the firm's resources for providing audit services to publicly traded companies, Nichols, Cauley and Associates, LLC ("Nichols, Cauley"), informed the audit committee of the board of directors of the Company that it declines to stand for re-appointment as independent registered public accounting firm of the Company after completion of the current year audit.

The audit reports of Nichols, Cauley on the Company's financial statements as of and for the years ended December 31, 2023 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and December 31, 2023, (i) there were no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K, between the Company and Nichols, Cauley on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to Nichols, Cauley's satisfaction, would have caused Nichols, Cauley to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim period, and (ii) there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective at that reasonable assurance level.

(b) Changes in internal control over financial reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment.

There were no significant changes in the Company's internal control over financial reporting or in other factors identified in connection with this evaluation that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(c) Management's report on internal control over financial reporting

The management of CoreCard Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that the assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization, and accounting records are reliable for preparing financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, risk.

The Company's management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control – Integrated Framework (2013).* Based on our evaluation management believes that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on those criteria.

ITEM 9B. OTHER INFORMATION

During the fiscal quarter ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "Non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Please refer to the subsection entitled "Proposal 1 - The Election of Two Directors - Nominees" and "Proposal 1 – The Election of Two Directors – Executive Officers" in our Proxy Statement for the 2025 Annual Meeting of Shareholders (the "Proxy Statement") for information about the individuals nominated as director and about the directors and executive officers of the Company. This information is incorporated into this Item 10 by reference. Information regarding compliance by directors and executive officers of the Company and owners of more than 10 percent of our common stock with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, is contained under the caption "Delinquent Section 16(a) Reports" in the Proxy Statement, if applicable. This information is incorporated into this Item 10 by reference. Information regarding the Company's Audit Committee and its composition is contained under the caption "Proposal 1 – The Election of Two Directors - Nominees" and "Proposal 1 – The Election of Two Directors – Meetings and Committees of the Board of Directors" in the Proxy Statement. This information is incorporated into this Item 10 by reference. The Proxy Statement will also contain information relating to the Company's Insider Trading Policy, which information is incorporated herein by reference. A copy of the Company's Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

There have been no material changes to the procedures by which shareholders may recommend nominees to the Company's Board of Directors.

We have a Code of Ethics that applies to all directors, officers, and employees. The Code of Ethics is posted on our website at www.corecard.com. We also disclose on our website, within the time required by the rules of the SEC, any waivers of, or amendments to, the Code of Ethics for the benefit of an executive officer.

ITEM 11.   EXECUTIVE COMPENSATION

Please refer to the subsection entitled "Proposal 1 - The Election of Two Directors - Executive Compensation" in the Proxy Statement for information about management compensation. This information is incorporated into this Item 11 by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans" in our 2025 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The lease on our headquarters and primary facility at One Meca Way, Norcross, Georgia is held by ISC Properties, LLC, an entity controlled by J. Leland Strange, our Chairman and Chief Executive Officer. Mr. Strange holds a 100% ownership interest in ISC Properties, LLC. We paid ISC Properties, LLC $380,000 and $357,000 in the years ended December 31, 2024 and 2023, respectively.

Please refer to the subsection entitled "Proposal 1 - The Election of Two Directors - Nominees" in the Proxy Statement referred to in Item 10 for information regarding the independence of the Company's directors. This information is incorporated into this Item 13 by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Please refer to the subsection entitled "Independent Registered Public Accountants" in the Proxy Statement for information about the fees paid to and services performed by our independent public accountants. This information is incorporated into this Item 14 by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

We are filing the following exhibits with this report or incorporating them by reference to earlier filings. Shareholders may request a copy of any exhibit by contacting Matthew A. White, Secretary, CoreCard Corporation, One Meca Way, Norcross, Georgia 30093; telephone (770) 381-2900. There is a charge of $.50 per page to cover expenses of copying and mailing.

3.1   Amended and Restated Articles of Incorporation of the Registrant dated August 3, 2022. (Incorporated by reference to Exhibit 3.1 of the Registrant's Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.)

3.2   Amended and Restated Bylaws of the Registrant dated December 15, 2021. (Incorporated by reference to Exhibit 3.2 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on December 15, 2021.)

4.1   Description of the Company's Securities Registered under Section 12 of the Securities Exchange Act of 1934. (Incorporated by reference to Item 1 of the Registrant's Form 8-A filed with the Securities and Exchange Commission on May 26, 2021.)

10.1   Lease Agreement dated March 1, 2022, between the Registrant and ISC Properties, LLC. (Incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on March 3, 2022.)

10.2   Management Compensation Plans and Arrangements:
(a) 2015 Employee Stock Incentive Plan
(b) 2011 Non-Employee Directors Stock Option Plan
(c) 2020 Non-Employee Directors' Stock Incentive Plan
(d) 2022 Employee Stock Incentive Plan

Exhibit 10.2(a) is incorporated by reference to the Registrant's 2015 Definitive Proxy Statement on Schedule 14A.
Exhibit 10.2(b) is incorporated by reference to the Registrant's 2011 Definitive Proxy Statement on Schedule 14A.
Exhibit 10.2(c) is incorporated by reference to the Registrant's 2020 Definitive Proxy Statement on Schedule 14A.
Exhibit 10.2(d) is incorporated by reference to the Registrant's 2022 Definitive Proxy Statement on Schedule 14A.

10.3	Omnibus Amendment to GS-CoreCard Agreements (Incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.)
10.4	Omnibus Amendment No. 2 to GS-CoreCard Agreements (Incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.)
19	Insider Trading Policy
21.1	List of subsidiaries of Registrant.
23.1	Consent of Nichols, Cauley & Associates, LLC.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy and Procedures, Recovery of Erroneously Awarded Compensation (Incorporated by reference to Exhibit 97.1 of the Registrant's Form 10-K filed with the Securities and Exchange Commission on March 1, 2024.)
101.INS	Inline XBRL Instance Document ***
101.SCH	Inline XBRL Taxonomy Extension Schema ***
101.CAL	Inline XBRL Taxonomy Extension Calculation ***
101.DEF	Inline XBRL Taxonomy Extension Definitions ***
101.LAB	Inline XBRL Taxonomy Extension Labels ***
101.PRE	Inline XBRL Taxonomy Extension Presentation ***

*** XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

ITEM 16.   **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORECARD CORPORATION
Registrant

Date: February 28, 2025

By: */s/ J. Leland Strange*
    J. Leland Strange
    Chairman of the Board, President
    and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Capacity	Date
/s/ J. Leland Strange J. Leland Strange	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2025
/s/ Matthew A. White Matthew A. White	Chief Financial Officer (Principal Accounting and Financial Officer)	February 28, 2025
/s/ A. Russell Chandler III A. Russell Chandler III	Director	February 28, 2025
/s/ Philip H. Moise Philip H. Moise	Director	February 28, 2025
/s/ Kathryn Petralia Kathryn Petralia	Director	February 28, 2025

CORECARD CORPORATION
INDEX TO FINANCIAL STATEMENTS

The following consolidated financial statements of the Registrant and its subsidiaries are submitted herewith in response to Item 8:

Financial Statements:



NICHOLS, CAULEY & ASSOCIATES, LLC

3550 Engineering Drive, Suite 250
Peachtree Corners, Georgia 30092
404-214-1301   FAX 404-214-1302
atlanta@nicholscauley.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CoreCard Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CoreCard Corporation and Subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter – Revenue Recognition – Refer to Note 1 of the Financial Statements.

Critical Audit Matter Description
The Company recognizes revenue when or as the Company satisfies a customer agreement performance obligation by transferring control of a product or service to a customer, in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

In determining revenue recognition for these customer agreements, judgment may need to be exercised by the Company, and will include the following:
- An assessment of the products and services promised in contracts or customer agreements, and the identification of a performance obligation for each promise to transfer to the customer a product or service that is distinct.
- Determination of relative standalone selling price for distinct performance obligations.
- The timing of product or service delivery for performance obligations.

Given these factors, the related audit effort in evaluating management's judgments in determining revenue recognition for these customer agreements was extensive.

How the Critical Audit Matter Was Addressed in the Audit
Our principal audit procedures related to the Company's revenue recognition for these customer agreements included the following:
- We evaluated the internal controls related to the identification of distinct performance obligations and the determination of the timing of revenue recognition.
- We evaluated management's significant accounting policies related to these customer agreements.
- We selected customer agreements and performed the following procedures:
  o Obtained and read customer agreements or contracts for each selected agreement.
  o Evaluated and tested management's identification of significant terms for completeness, including the identification of distinct performance obligations.
  o From the terms in the customer agreement, evaluated the appropriateness of management's application of their accounting principles, in their determination of revenue recognition conclusions.
- We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

Critical Audit Matter – Valuation of Investments - Refer to Note 1 and Note 4 to the Financial statements

Critical Audit Matter Description
The Company evaluates equity method investments for impairment when events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Should the evaluation indicate impairment of the investment, and the circumstances indicate that the impairment is other than temporary impairment, the impairment is recognized through a reduction of the carrying amount of the investment.
Concluding on identifying events or circumstances regarding the recoverability of an investment carrying amount, measuring impairment, and determining if impairment is other than temporary, involve significant and complex management judgment, specific to a particular investment.

How the Critical Audit Matter Was Addressed in the Audit
Our principal audit procedures related to the Company's process for equity method investment other than temporary impairment evaluation included:
- We evaluated Company activities related to the identification of events or changes in circumstances indicating that the carrying amount of an investment might not be recoverable.

- We evaluated the information obtained by the Company to assess investee financial activities and business operations.
- We reviewed with the Company the process for evaluating investee documentation for consideration of events or changes in circumstances.
- We evaluated the Company process for assessing events or changes in circumstances.

/s/ Nichols, Cauley and Associates, LLC

We have served as the Company's auditor since 2015.

Atlanta, Georgia

February 28, 2025

CoreCard Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

As of December 31,	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19,481	$ 26,918
Marketable securities	5,410	5,230
Accounts receivable, net	10,235	7,536
Other current assets	5,048	4,805
Total current assets	40,174	44,489
Investments	3,776	4,062
Property and equipment, at cost less accumulated depreciation	12,282	11,319
Other long-term assets	6,106	3,956
Total assets	$ 62,338	$ 63,826
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 823	$ 1,557
Deferred revenue, current portion	2,033	2,310
Accrued payroll	2,856	2,172
Accrued expenses	723	971
Other current liabilities	2,017	2,530
Total current liabilities	8,452	9,540
Deferred revenue, net of current portion	118	265
Long-term lease obligation	1,816	1,121
Other long-term liabilities	255	196
Total noncurrent liabilities	2,189	1,582
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common stock, $0.01 par value: Authorized shares - 20,000,000;		
Issued shares – 9,026,940 and 9,016,140 at December 31, 2024 and 2023, respectively;		
Outstanding shares – 7,786,679 and 8,295,408 at December 31, 2024 and 2023, respectively	91	90
Additional paid-in capital	17,928	16,621
Treasury stock, 1,240,261 and 720,732 shares as of December 31, 2024 and 2023, respectively, at cost	(27,997)	(20,359)
Accumulated other comprehensive loss	(93)	32
Accumulated income	61,768	56,320
Total stockholders' equity	51,697	52,704
Total liabilities and stockholders' equity	$ 62,338	$ 63,826

The accompanying notes are an integral part of these Consolidated Financial Statements.

CoreCard Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

Year Ended December 31,	2024	2023
Revenue		
Services	$ 54,559	$ 54,210
Products	2,840	1,794
Total net revenue	57,399	56,004
Cost of revenue		
Services	35,770	36,571
Products	--	--
Total cost of revenue	35,770	36,571
Expenses		
Marketing	407	310
General and administrative	5,769	5,334
Development	8,914	8,478
Income from operations	6,539	5,311
Investment loss	(427)	(1,579)
Other income, net	792	765
Income before income taxes	6,904	4,497
Income tax expense	1,456	1,102
Net income	$ 5,448	$ 3,395
Earnings per share:		
Basic	$0.68	$0.40
Diluted	$0.67	$0.40
Basic weighted average common shares outstanding	8,027,077	8,457,714
Diluted weighted average common shares outstanding	8,146,394	8,474,123

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

Year Ended December 31,	2024	2023
Net income	$ 5,448	$ 3,395
Other comprehensive income (loss):		
Unrealized gain on marketable securities	7	126
Foreign currency translation adjustments	(132)	(33)
Total comprehensive income	$ 5,323	$ 3,488

The accompanying notes are an integral part of these Consolidated Financial Statements.

CoreCard Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

(in thousands, except share amounts)	Common Stock Shares	Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Earnings	Stockholders' Equity
Balance at December 31, 2022	8,502,735	$ 90	$ 16,471	$ (16,662)	$ (61)	$ 52,925	$ 52,763
Common stock repurchased, including excise tax*	(213,348)			(3,697)			(3,697)
Net income						3,395	3,395
Stock compensation expense	6,021		150				150
Unrealized gain on marketable securities					126		126
Foreign currency translation adjustment					(33)		(33)
Balance at December 31, 2023	8,295,408	$ 90	$ 16,621	$ (20,359)	$ 32	$ 56,320	$ 52,704
Common stock repurchased, including excise tax*	(519,529)			(7,638)			(7,638)
Net income						5,448	5,448
Stock compensation expense	10,800	1	1,307				1,308
Unrealized gain on marketable securities					7		7
Foreign currency translation adjustment					(132)		(132)
Balance at December 31, 2024	7,786,679	$ 91	$ 17,928	$ (27,997)	$ (93)	$ 61,768	$ 51,697

*At December 31, 2024, approximately $7,115,000 was authorized for future repurchases of our common stock.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CoreCard Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Year Ended December 31, | |
CASH PROVIDED BY (USED IN):	2024	2023
OPERATING ACTIVITIES:		
Net income	$ 5,448	$ 3,395
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,566	6,256
Stock-based compensation expense	1,308	150
Benefit for deferred income taxes	(974)	(1,573)
Non-cash investment loss	--	1,000
Equity in loss of affiliate company	684	773
Changes in operating assets and liabilities:		
Accounts receivable, net	(2,699)	5,684
Other current assets	(243)	(983)
Other long-term assets	(418)	254
Accounts payable	(355)	(690)
Accrued payroll	684	284
Deferred revenue, current portion	(277)	1,216
Accrued expenses	(248)	446
Other current liabilities	(528)	806
Deferred revenue, net of current portion	(147)	(208)
Net cash provided by operating activities	5,801	16,810
INVESTING ACTIVITIES:		
Purchases of property and equipment	(4,908)	(5,245)
Advances on note and interest receivable	(200)	(650)
Purchase of long-term investment	(398)	(655)
Proceeds from payments on notes receivable	203	202
Purchases of marketable securities	(2,186)	(2,521)
Maturities of marketable securities	2,021	2,264
Net cash used in investing activities	(5,468)	(6,605)
FINANCING ACTIVITIES:		
Repurchases of common stock	(7,638)	(3,653)
Net cash used in financing activities	(7,638)	(3,653)
Effects of exchange rate changes on cash	(132)	(33)
Net (decrease) increase in cash	(7,437)	6,519
Cash at beginning of year	26,918	20,399
Cash at end of year	$ 19,481	$ 26,918
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the period for income taxes	$ 1,978	$ 1,347
Purchases of property and equipment, accrued but not paid	$ 82	$ 461

The accompanying notes are an integral part of these Consolidated Financial Statements.

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – In this document, terms such as the "Company", "we", "us", "our" and "CoreCard" refer to CoreCard Corporation, a Georgia corporation, and its consolidated subsidiaries.

Consolidation – The financial statements include the accounts of our majority owned and controlled non-U.S. subsidiary companies after elimination of material inter-company accounts and transactions.

Nature of Operations – Our operations are conducted through our affiliate companies in Romania, India, Dubai and Colombia, as well as the corporate office in Norcross, Georgia, which provides significant administrative, human resources and executive management support. CoreCard provides technology solutions and processing services to the financial technology and services market, commonly referred to as the FinTech industry.

Use of Estimates – In preparing the financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Areas where we use estimates and make assumptions are to determine our allowance for doubtful accounts, valuation of our investments, depreciation and amortization expense, accrued expenses and deferred income taxes.

Translation of Foreign Currencies – We consider that the respective local currencies are the functional currencies for our foreign operations. We translate assets and liabilities to U.S. dollars at period-end exchange rates. We translate income and expense items at average rates of exchange prevailing during the period. Translation adjustments are recorded as accumulated other comprehensive gain or loss as a separate component of stockholders' equity. Upon sale of an investment in a foreign operation, the currency translation adjustment component attributable to that operation is removed from accumulated other comprehensive loss and is reported as part of gain or loss on sale of discontinued operations.

Cash and cash equivalents – Cash and cash equivalents include cash and money market accounts with an original maturity of three months or less. Carrying value approximates fair value due to the short-term maturity of the balances.

Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are customer obligations due under normal trade terms. They are stated at the amount management expects to collect. We sell our software products and transaction processing services to companies involved in a variety of industries that provide some form of credit or prepaid financing options or perform financial services. We perform continuing credit evaluations of our customers' financial condition, and we do not require collateral. The amount of accounting loss for which we are at risk in these unsecured receivables is limited to their carrying value.

Senior management reviews accounts receivable on a regular basis to determine if any receivables will potentially be uncollectible. We include any accounts receivable balances that are estimated to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of December 31, 2024 and 2023 is adequate. However, actual write-offs might exceed the recorded allowance. Refer to Note 5 for additional information.

Property and Equipment – Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred. We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of property and equipment may warrant revision, or that the remaining balance of these assets may not be recoverable. An asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss, if any, which is equal to the amount by which the carrying value exceeds its fair value, is charged to current operations.

Internal-use software and system development costs incurred to develop or obtain software, which is intended for internal use, are not capitalized until the preliminary project stage is completed and management, with the relevant authority, authorizes and commits to funding a software project and it is probable that the project will be completed, and the software will be used to perform the function intended. Costs incurred during a software development project's preliminary stage and post-implementation stage are expensed as incurred. Application development activities that are eligible for capitalization include software design and configuration, development of interfaces, coding, testing, and installation. Capitalized internal-use software and systems costs are subsequently amortized on a straight-line basis over a three to seven-year period after project completion and when the related software or system is ready for its intended use. There was no material amortization expense related to internal-use software in the periods ended December 31, 2024 or 2023.The cost of each major class of property and equipment at December 31, 2024 and 2023 is as follows:

(in thousands)	Useful life in years	2024	2023
Property and equipment	3-5	$ 26,278	$ 25,382
Internal-use software	3-7	8,620	5,015
Furniture and fixtures	5-7	1,068	1,044
Building	39	328	324
Property and equipment, gross		36,294	31,765
Accumulated depreciation		(24,012)	(20,446)
Property and equipment, net		$ 12,282	$ 11,319

Depreciation expense was $3,566,000 and $6,256,000 in 2024 and 2023, respectively. These expenses are included in general and administrative expenses or, for assets associated with our processing data centers, are included in cost of services.

Intangible Assets – The Company has intangible assets that consist of customer relationships that are recorded in connection with acquisitions at their fair value based on the purchase price of the asset. Customer relationships are amortized over the life of the related contract. Intangible assets with finite lives are reviewed for impairment following the same approach as long-lived assets. Amortization expense related to intangible assets was $34,000 in 2024 and $133,000 in 2023. At December 31, 2024 and 2023, respectively, the carrying amount of intangible assets net of accumulated amortization was $0 and $34,000, included in other long-term assets on the Consolidated Balance Sheets.

Marketable Securities – The Company's marketable securities include corporate, municipal debt and treasury securities. The Company's marketable securities are accounted for as securities available-for-sale and are classified within current assets in the consolidated balance sheets as the Company may sell these securities at any time for use in its operations, even prior to maturity. The Company carries these marketable securities at fair value, and records any unrealized gain and loss, net of taxes, in accumulated other comprehensive income (loss), a component of stockholders' equity. The Company records any realized gains or losses on the sale of marketable securities in investment income (loss) on its Consolidated Statement of Operations.

Management regularly reviews whether marketable securities are other-than-temporarily impaired. If any impairment is considered other-than-temporary, the Company writes down the investment to its then fair value and records the corresponding charge through investment income (loss) on its Consolidated Statement of Operations.

Investments – For entities in which we have a 20 to 50 percent ownership interest and over which we exercise significant influence, but do not have control, we account for investments in privately-held companies under the equity method, whereby we record our proportional share of the investee's net income or net loss as an adjustment to the carrying value of the investment. We account for investments of less than 20 percent in non-marketable equity securities of corporations at the lower of cost or market. Our policy with respect to investments is to record an impairment charge when we conclude that an investment has experienced a decline in value. We have elected to use the measurement alternative for our non-marketable equity securities, defined as cost adjusted for changes from observable transactions for identical or similar investments of the same issuer, less impairment. At least quarterly, we review our investments to determine any impairment in their carrying value and we write-down any impaired asset at quarter-end to our best estimate of its current realizable value. Any such charges could have a material adverse impact on our financial condition or results of operations and are generally not predictable in advance.

At December 31, 2024 and 2023, the aggregate value of investments was $3,776,000 and $4,062,000, respectively.

Fair Value of Financial Instruments – The carrying value of cash, marketable securities, accounts receivable, notes receivable, accounts payable and certain other financial instruments (such as accrued expenses and other current assets and liabilities) included in the accompanying consolidated balance sheets approximates their fair value principally due to the short-term maturity of these instruments.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash, trade accounts and notes receivable. Our available cash is held in accounts managed by third-party financial institutions. Cash may exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. While we monitor cash balances on a regular basis and adjust the balances as appropriate, these balances could be impacted if the underlying financial institutions fail. To date, we have experienced no loss or lack of access to our cash; however, we can provide no assurances that access to our cash will not be impacted by adverse conditions in the financial markets.

A concentration of credit risk may exist with respect to trade receivables, as a substantial portion of our customers are concentrated in the financial services industry.

We perform ongoing credit evaluations of customers worldwide and do not require collateral from our customers. Historically, we have not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Fair Value Measurements – In determining fair value, we use quoted market prices in active markets. Generally accepted accounting principles ("GAAP") establishes a fair value measurement framework, provides a single definition of fair value, and requires expanded disclosure summarizing fair value measurements. GAAP emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable input be used when available. Observable inputs are based on data obtained from sources independent of the Company that market participants would use in pricing the asset or liability. Unobservable inputs are inputs that reflect the Company's assumptions about the estimates market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is measured in three levels based on the reliability of inputs:

• Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

• Level 2 - Valuations based on quoted prices in less active, dealer or broker markets. Fair values are primarily obtained from third party pricing services for identical or comparable assets or liabilities.

• Level 3 - Valuations derived from other valuation methodologies, including pricing models, discounted cash flow models and similar techniques, and not based on market, exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market and significant professional judgment is needed in determining the fair value assigned to such assets or liabilities.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of equity method investments has not been determined as it is impracticable to do so due to the fact that the investee companies are relatively small, early-stage private companies for which there is no comparable valuation data available without unreasonable time and expense.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value:

(in thousands)	December 31, 2024			
	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents				
Money market accounts	$ 13,464	$ –	$ –	$ 13,464
Marketable securities				
Corporate, municipal debt and treasury securities	5,410	–	–	5,410
Total assets	$ 18,874	$ –	$ –	$ 18,874

	December 31, 2023			
	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents				
Money market accounts	$ 23,048	$ –	$ –	$ 23,048
Marketable securities				
Corporate, municipal debt and treasury securities	5,230	–	–	5,230
Total assets	$ 28,278	$ –	$ –	$ 28,278

Revenue Recognition – Product revenue consists of fees from software licenses. Service revenue consists of fees for processing services; professional services for software customization, consulting, training; reimbursable expenses; and software maintenance and customer support.

Our software license arrangements generally fall into one of the following four categories:

- an initial contract with the customer to license certain software modules, to provide services to get the customer live on the software (such as training and customization) and to provide post contract support ("PCS") for a specified period of time thereafter,
- purchase of additional licenses for new modules or for tier upgrades for a higher volume of licensed accounts,
- other optional standalone contracts, usually performed after the customer is live on the software, for services such as new interfaces or custom features requested by the customer, additional training and problem resolution not covered in annual maintenance contracts, or
- contracts for certain licensed software products that involve an initial fee plus recurring monthly fees during the contract life.

At contract inception, we assess the products and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a product or service (or bundle of products or services) that is distinct. A performance obligation is distinct if a product or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. To identify our performance obligations, we consider all of the products or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. We recognize revenue when or as we satisfy a performance obligation by transferring control of a product or service to a customer. Our revenue recognition policies for each of the situations described above are discussed below.

Our software licenses generally have significant stand-alone functionality to the customer upon delivery and are considered to be functional intellectual property. Additionally, the purpose in granting these software licenses to a customer is typically to provide the customer a right to use our intellectual property. Our software licenses are generally considered distinct performance obligations, and revenue allocated to the software license is typically recognized at a point in time upon delivery of the license. Initial implementation fees do not meet the criteria for separate accounting because the software usually requires significant modification or customization that is essential to its functionality. We recognize revenue related to implementations over the life of the customer once the implementation is complete.

We account for the PCS element contained in the initial contract based on relative standalone selling price, which is annual renewal fees for such services, and PCS is recognized ratably on a straight-line basis over the period specified in the contract as we generally satisfy these performance obligations evenly using a time-elapsed output method over the contract term given there is no discernible pattern of performance. Upon renewal of the PCS contract by the customer, we recognize revenues ratably on a straight-line basis over the period specified in the PCS contract. All of our software customers purchase software maintenance and support contracts and renew such contracts annually.

Certain initial software contracts contain specified future service elements for scheduled completion following the implementation, and related recognition, of the initial license. In these instances, after the initial license recognition, where distinct future performance obligations are identified in the contract and we could reliably measure the completion of each identified performance obligation, we have recognized revenue at the time the individual performance obligation was completed.

Purchases of additional licenses for tier upgrades or additional modules are generally recognized as license revenue in the period in which the purchase is made for perpetual licenses.

Services provided under standalone contracts that are optional to the customer and are outside of the scope of the initial contract are single element services contracts. These standalone services contracts are not essential to the functionality of the software contained in the initial contract and generally do not include acceptance clauses or refund rights as may be included in the initial software contracts, as described above. Revenues from these services contracts, which are generally performed within a relatively short period of time, are recognized when the services are complete or in some cases as the services are provided. These revenues generally re-occur as contracts are renewed. Payment terms for professional services may be based on an upfront fixed fee with the remainder due upon completion or on a time and materials basis.

For contracts for licensed software which include an initial fee plus recurring monthly fees for software usage, maintenance and support, we recognize the total fees ratably on a straight-line basis over the estimated life of the contract as services revenue.

Revenues from processing services are typically volume- or activity-based depending on factors such as the number of accounts processed, number of accounts on the system, number of hours of services or computer resources used. For processing services which include an initial fee plus recurring monthly fees for services, we recognize the initial fees ratably on a straight-line basis over the estimated life of the contract as services revenue. The payment terms may include tiered pricing structures with the base tier representing a minimum monthly usage fee. For processing services revenues, we stand ready to provide continuous access to our processing platforms and perform an unspecified quantity of outsourced and transaction-processing services for a specified term or terms. Accordingly, processing services are generally viewed as a stand-ready performance obligation comprised of a series of distinct daily services. We typically satisfy our processing services performance obligations over time as the services are provided.

Technology or service components from third parties are frequently embedded in or combined with our products or service offerings. We are often responsible for billing the client in these arrangements and transmitting the applicable fees to the third party. We determine whether we are responsible for providing the actual product or service as a principal, or for arranging for the solution or service to be provided by the third party as an agent. Judgment is applied to determine whether we are the principal or the agent by evaluating whether we have control of the product or service prior to it being transferred to the customer. The principal versus agent assessment is performed at the performance obligation level. Indicators that we consider in determining if we have control include whether we are primarily responsible for fulfilling the promise to provide the specified product or service to the customer, whether we have inventory risk and discretion in establishing the price the customer ultimately pays for the product or service. Depending upon the level of our contractual responsibilities and obligations for delivering solutions to end customers, we have arrangements where we are the principal and recognize the gross amount billed to the customer and other arrangements where we are the agent and recognize the net amount retained.

Revenue is recorded net of applicable sales tax.

Deferred Revenue – Deferred revenue consists of advance payments by software customers for annual or quarterly PCS, advance payments from customers for software licenses and professional services not yet delivered, and initial implementation payments for processing services or bundled license and support services in multi-year contracts. We do not anticipate any loss under these arrangements. Deferred revenue is classified as long-term until such time that it becomes likely that the services or products will be provided within 12 months of the balance sheet date.

Cost of Revenue – For cost of revenue for software contracts, we capitalize the contract specific direct costs, which are included in other current assets and other long-term assets on the Consolidated Balance Sheets and recognize the costs when the associated revenue is recognized. Cost of revenue for services includes direct cost of services rendered, including reimbursed expenses, pass-through third-party costs, and data center, network association and compliance costs for processing services. We also capitalize the initial implementation fees for processing services contracts and recognize the costs over the life of the contract when the corresponding revenue is recognized.

Software Development Expense – Development costs are expensed in the period in which they are incurred. Contract specific software development costs are capitalized and recognized when the related contract revenue is recognized.

Warranty Costs –The warranty related to software license contracts consists of a defined number of months (usually three) of PCS after the go-live date, which is accrued as of the go-live date and recognized over the warranty period.

Legal Expense – Legal expenses for continuing operations are recorded as a component of general and administrative expense in the period in which such expenses are incurred.

Stock Based Compensation – We record compensation cost related to unvested stock-based awards by recognizing the unamortized grant date fair value on a straight-line basis over the vesting periods of each award. We have estimated forfeiture rates based on our historical experience. Stock option compensation expense for the years ended December 31, 2024 and 2023, has been recognized as a component of general and administrative expenses in the accompanying Consolidated Financial Statements. We recorded $1,308,000 and $150,000 of stock-based compensation expense for the years ended December 31, 2024 and 2023, respectively.

Pursuant to the 2020 Non-employee Directors' Stock Incentive Plan, there were 10,800 shares granted in the year ended December 31, 2024, and a total of 6,021 shares were granted in the year ended December 31, 2023. Pursuant to the 2022 Employee Stock Incentive Plan, 486,846 restricted share units ("RSUs") were granted in 2024 that vest at the end of a 3-year vesting period. No options were granted in 2024 or 2023.

The fair value of the grants are being amortized over the vesting period for the options and RSUs. All of the Company's stock-based compensation expense relates to stock options and stock grants. All stock options were vested and compensation cost recognized as of December 31, 2024. There was approximately $4,508,000 of stock compensation expense remaining as of December 31, 2024 related to RSUs.

Income Taxes – We account for income taxes under the liability method. We record deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. We assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred tax assets. We record a valuation allowance, as necessary, to reduce our deferred tax assets to the amount of future tax benefit that we estimate is more likely than not to be realized.

We record tax benefits for positions that we believe are more likely than not of being sustained under audit examinations. We assess the potential outcome of such examinations to determine the adequacy of our income tax accruals. We recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes on our Consolidated Statements of Operations. We adjust our income tax provision during the period in which we determine that the actual results of the examinations may differ from our estimates or when statutory terms expire. Changes in tax laws and rates are reflected in our income tax provision in the period in which they occur.

Comprehensive Income (Loss) – Comprehensive income (loss) represents net income adjusted for the results of certain stockholders' equity changes not reflected in the Consolidated Statements of Operations. These items are accumulated over time as "accumulated other comprehensive loss" on the Consolidated Balance Sheets and consist primarily of net earnings/loss, unrealized gains/losses on available for sale securities and foreign currency translation adjustments associated with foreign operations that use the local currency as their functional currency.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard was issued to enhance the transparency and decision usefulness of income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The amendments in this ASU address transparency about income tax information through disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. The ASU should be applied on a prospective basis. Retrospective application is permitted. We will adopt the updated accounting guidance in our Annual Report on Form 10-K for the year ended December 31, 2025. We are currently evaluating the impact the adoption of the new accounting guidance will have on our income tax disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, requiring public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 12 *Segment and Geographic Information* in the accompanying notes to the consolidated financial statements for further detail.

We have considered all other recently issued accounting pronouncements and do not believe the adoption of such pronouncements will have a material impact on our Consolidated Financial Statements.

2.   REVENUE

Disaggregation of Revenue

In the following table, revenue is disaggregated by type of revenue for the years ended December 31, 2024 and 2023:

Year ended December 31, *(in thousands)*	2024	2023
License	$ 2,840	$ 1,794
Professional services	26,015	28,237
Processing and maintenance	24,034	22,439

Third party	4,510	3,534
Total	$ 57,399	$ 56,004

Foreign revenues are based on the location of the customer. Revenues from customers by geographic areas for the years ended December 31, 2024 and 2023 are as follows:

Year ended December 31, *(in thousands)*	2024	2023
United States	$ 54,892	$ 53,915
Europe	110	116
Middle East	2,397	1,973
Total	$ 57,399	$ 56,004

3. NOTES RECEIVABLE

In February 2021, we entered into and advanced a $550,000 Promissory Note with a privately held technology company and program manager in the FinTech industry. The note had an interest rate of 4.6 percent annually and was paid in full in August 2023. In 2023, we entered into and advanced a $650,000 Promissory Note with a maturity date of December 2028 and an annual interest rate of 5.25 percent. In 2024, we entered into and advanced a $200,000 Promissory Note with a maturity date of December 2028 and an annual interest rate of 5.25 percent. The carrying value of the current portion of our notes receivable of $240,000 at December 31, 2024 and 2023 is included in other current assets on the Consolidated Balance Sheets. The carrying value of the noncurrent portion of our note receivable of $352,000 and $364,000 at December 31, 2024 and 2023, respectively, is included in other long-term assets on the Consolidated Balance Sheets.

4. INVESTMENTS

We hold a 26.5 percent ownership interest in a privately held identity and professional services company with ties to the FinTech industry. The investee raised an additional $2.7 million in the fourth quarter of 2023. CoreCard participated in the new investment and contributed an additional $500,000. We also participated in a fourth quarter 2024 fundraise, contributing an additional $300,000. The carrying value of our investment was $3,523,000 at December 31, 2024 and $3,907,000 at December 31, 2023, included in investments on the Consolidated Balance Sheets. We account for this investment using the equity method of accounting which resulted in losses of $684,000 and $773,000 for the twelve months ended December 31, 2024 and 2023, respectively, included in investment income (loss) on the Consolidated Statement of Operations. At December 31, 2024, the carrying value of this investment exceeded our share of the investee's net asset assets by approximately $2.8 million. Substantially all of this difference is comprised of goodwill and other intangible assets.

On December 30, 2016 we signed an agreement to invest $1,000,000 in a privately held technology company and program manager in the FinTech industry. The investment was funded on January 4, 2017. In 2018, we recorded an impairment charge of $250,000 to reduce the carrying value due to the investee's limited funding to support its operation and sales and marketing efforts. In 2020, due to the uncertainty from the economic downturn resulting from the COVID-19 pandemic, we determined that the fair value of our investment was $0 and therefore we recorded an impairment charge of $750,000, included in investment loss on the Consolidated Statement of Operations for the quarter ended March 31, 2020. We invested an additional $155,000 in August 2023 to bring our ownership to 3.4 percent of the investee. CoreCard remains in an ongoing business relationship with the company pursuant to a Processing Agreement and a Program Management Services Agreement. CoreCard is positioned to assume the program management aspects of the investee company if the need should arise to ensure their program(s) ongoing viability and the completion of the Processing Agreement with CoreCard. As program manager for this company, we receive cash periodically to fund the customer's various programs. We held $582,000 and $1,005,000 at December 31, 2024 and 2023, respectively, in cash on behalf of this customer which is included in other current liabilities on the Consolidated Balance Sheet. There are no legal restrictions on these funds, we therefore present the funds as cash on the Consolidated Balance Sheets.

In the second quarter of 2021, we invested $1,000,000 in a privately held company that provides supply chain and receivables financing. During the third quarter of 2023, due to the failure of the business to successfully monetize its product offerings, we recorded an impairment charge of $1,000,000 included in investment income (loss) on the Consolidated Statement of Operations, to reduce the carrying value of the investee company to $0 as of December 31, 2023. In the third quarter of 2024, after the investee company signed its first revenue contracts, we invested an additional $98,000 as part of a Series A-2 financing.

We evaluate on a continuing basis whether any impairment indicators are present that would require additional analysis or write-downs of our remaining investments. While we have not recorded any impairment related to these remaining investments during 2024, variations from current expectations could impact future assessments resulting in future impairment charges.

5. ACCOUNTS RECEIVABLE AND CUSTOMER CONCENTRATIONS

At December 31, 2024 our allowance for doubtful accounts was $400,000 compared to $200,000 at December 31, 2023. There were $128,000 of charges against the allowance for doubtful accounts in 2024 and no charges against the allowance for doubtful accounts in 2023.

The following table indicates the percentage of consolidated revenue from continuing operations and year-end accounts receivable represented by each customer that represented more than 10 percent of consolidated revenue from continuing operations or year-end accounts receivable.

	Revenue		Accounts Receivable	
	2024	2023	2024	2023
Customer A	62%	67%	56%	57%
Customer B	*	*	*	12%

* Less than 10%

6. MARKETABLE SECURITIES

The amortized cost, unrealized gain (loss), and estimated fair value of the Company's investments in securities available for sale consisted of the following:

	December 31, 2024			
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Marketable securities				
Corporate, municipal debt and treasury securities	$5,254	$157	$(1)	$5,410

The Company had one separate marketable securities in an unrealized loss position as of December 31, 2024. The Company did not identify any marketable securities that were other-than-temporarily impaired as of December 31, 2024 and 2023. The Company does not intend to sell any marketable securities that have an unrealized loss at December 31, 2024, and it is not more likely than not that the Company will be required to sell such securities before any anticipated recovery.

The following table summarizes the stated maturities of the Company's marketable securities:

	December 31, 2024		December 31, 2023	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 1,565	$ 1,630	$ 1,506	$ 1,556
Due after one year through three years	3,689	3,780	3,607	3,674
Total	$ 5,254	$ 5,410	$ 5,113	$ 5,230

7. INCOME TAXES

The income tax provision from operations consists of the following:

Year ended December 31, (in thousands)	2024	2023
Current	$ 2,430	$ 2,675
Deferred	(974)	(1,573)
Total	$ 1,456	$ 1,102

The following is a reconciliation of estimated income taxes at the statutory rate from operations to estimated tax expense (benefit) as reported:

Year ended December 31,	2024	2023

Statutory rate	21 %	21 %
State and local taxes, net of federal benefit	4.7	4.7
State tax settlement	--	7.0
Research and development credit	(4.5)	(10.4)
Foreign tax credit	(6.1)	(17.6)
GILTI income inclusion	6.3	22
Other	(0.3)	(2.2)
Effective rate	21.1%	24.5%

Net deferred tax assets (liabilities) consist of the following at December 31:

(in thousands)	2024	2023
Deferred tax (liabilities) assets:		
Unrealized loss on investments	$ 1,045	$ 1,045
IRC section 174 costs	2,173	1,566
Fixed assets	(1,178)	(1,111)
Other	552	118
Total deferred tax asset	2,592	1,618
Less valuation allowance	(517)	(517)
Net deferred tax asset	$ 2,075	$ 1,101

We had a net deferred tax asset of approximately $.2.1 million at December 31, 2024 and a net deferred tax asset of approximately $1.1 million at December 31, 2023, included in Other long-term assets on the Consolidated Balance Sheets. The gross deferred tax asset/liability has been offset by a valuation allowance of $0.5 million in 2024 and 2023, because the Company believes that it is more likely than not that the amount will not be realized. We have maintained a valuation allowance on deferred tax assets resulting from unrealized capital losses as we are not able to conclude that is it more likely than not that these will be realized due to the unpredictability of future capital gains. No deferred taxes have been provided on temporary differences related to investments in foreign subsidiaries because these investments are considered to be permanent.

We recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized, net of a valuation allowance, for the estimated future tax effects of deductible temporary differences and tax credit carry-forwards. A valuation allowance against deferred tax assets is recorded when, and if, based upon available evidence, it is more likely than not that some or all deferred tax assets will not be realized.

We have recognized tax benefits from all tax positions we have taken, and there has been no adjustment to any carry forwards (research and development credits) in the past two years. There were no unrecognized tax benefits as of December 31, 2024 and 2023. Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. There were no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the periods presented. We have determined we have no uncertain tax positions.

We file a consolidated U.S. federal income tax return for all subsidiaries in which our ownership equals or exceeds 80%, as well as individual subsidiary returns in various states and foreign jurisdictions. With few exceptions we are no longer subject to U.S. federal, state and local or foreign income tax examinations by taxing authorities for returns filed more than three years ago.

8.   COMMITMENTS AND CONTINGENCIES

Leases

We have noncancelable operating leases for offices and data centers expiring at various dates through March 2029. These operating leases are included in other long-term assets on the Company's Consolidated Balance Sheets and represent the Company's right to use the underlying asset for the lease term. The Company's obligation to make lease payments are included in other current liabilities and long-term lease obligation on the Company's Consolidated Balance Sheets. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Because the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of the lease payments.

Supplemental Information–Leases

Supplemental information related to our right-of-use assets and related lease liabilities is as follows:

Year Ended December 31,	**2024**	**2023**
Right-of-use asset, net and lease liabilities (in thousands)	$ 2,747	$ 2,003
Cash paid for operating lease liabilities (in thousands)	$ 1,384	$ 1,339
Weighted average remaining lease term (years)	3.5	2.8
Weighted average discount rate	6.6%	3.4%

Maturities of our operating lease liabilities as of December 31, 2024 is as follows:

	Operating Leases
	(In thousands)
2025	$ 1,125
2026	1,037
2027	520
2028	440
2029	111
Total lease liabilities	$ 3,233

Lease expense for the years ended December 31, 2024 and 2023 consisted of the following:

Year Ended December 31, *(in thousands)*	**2024**	**2023**
Cost of revenue	$ 803	$ 744
General and administrative	481	458
Development	100	137
Total	$ 1,384	$ 1,339

Legal Matters

There are no pending or threatened legal proceedings. However, in the ordinary course of business, from time to time we may be involved in various pending or threatened legal actions. The litigation process is inherently uncertain, and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations. We accrue for unpaid legal fees for services performed to date.

9. DEFINED CONTRIBUTION PLANS

We maintain a 401(k) defined contribution plan covering all U.S. employees. Our matching contributions, net of forfeitures, under the plan, which are optional and based on the level of individual participant's contributions, amounted to $78,000 and $79,000 in 2024 and 2023, respectively.

10. RELATED PARTY TRANSACTION

The lease on our headquarters and primary facility in Norcross, Georgia is held by ISC Properties, LLC, an entity controlled by our Chairman and Chief Executive Officer, J. Leland Strange. Mr. Strange holds a 100% ownership interest in ISC Properties, LLC. We paid rent of $380,000 and $357,000 to ISC Properties, LLC in the years ended December 31, 2024 and 2023, respectively. We have determined that ISC Properties, LLC is not a variable interest entity.

11. STOCK COMPENSATION PLANS

A summary of all stock incentive plans for the years ended December 31, 2024 and 2023 was as follows:

	Stock Incentives Granted		Stock Incentives Exercised		Stock Incentives Expired		Stock Incentives Cancelled	
	2024	2023	2024	2023	2024	2023	2024	2023
2003 Incentive Stock Plan[1] §	N/A	N/A	--	--	--	--	--	--
2015 Incentive Stock Plan[2] §	--	--	--	--	--	--	--	--
Non-Employee Directors' Stock Option Plan[3] §	N/A	N/A	--	--	--	--	--	--
2011 Non-Employee Directors Stock Plan[4] §	N/A	N/A	--	--	--	--	--	--
2020 Non-Employee Directors' Stock Incentive Plan[5] † §	10,800	6,021	N/A	N/A	N/A	N/A	N/A	N/A
2022 Employee Stock Incentive Plan[6] † §	486,846	--	--	--	--	--	6,848	--

Stock options under all plans are granted at an exercise price equal to fair value on the date of grant and vest over 2-3 years. The following is a summary of all plans as of December 31, 2024:

	Total of All Plans	Fully Vested and Exercisable	Not Vested
Stock Incentives Granted	1,877,798	59,000	--
Stock Incentives Exercised	1,014,820	N/A	N/A
Stock Incentives Cancelled	289,528	N/A	N/A

Stock Options

As of December 31, 2024 and 2023, there was no unrecognized compensation cost related to stock options granted under the plans.

Stock option activity during the years ended December 31, 2024 and 2023 was as follows:

	2024	2023
Stock Options outstanding at January 1	59,000	59,000
Stock Options cancelled	--	--
Stock Options exercised	--	--
Stock Options granted	--	--
Stock Options outstanding at December 31	59,000	59,000

---

[1] The 2003 Stock Incentive Plan (the "2003 Plan") was instituted in March 2003. The 2003 Plan authorized the issuance of up to 450,000 options to purchase shares of common stock to officers and key employees, with vesting of such options occurring equally over a 3-year time period. In 2013, the 2003 Plan expired with 197,500 options ungranted.

[2] The 2015 Incentive Stock Plan (the "2015 Plan") was approved by shareholders in June 2015, which authorizes the issuance of up to 750,000 options to purchase shares of common stock to employees and key consultants and advisors.

[3] The Non-Employee Directors' Stock Option Plan (the "Directors Plan") was instituted in August 2000 that authorized the issuance of up to 200,000 options to purchase shares of common stock to non-employee directors. Upon adoption of the Directors Plan, each non-employee director was granted an option to acquire 5,000 shares. At each Annual Meeting, each director received a grant of 4,000 options, which vest in 50% increments on the first and second anniversary. The Directors Plan expired in 2011, with 60,000 options ungranted.

[4] The 2011 Non-Employee Directors Stock Plan (the "2011 Directors Plan") was approved by shareholders in May 2011 with essentially the same terms and conditions as the Directors Plan.

[5] The 2020 Non-Employee Directors' Stock Incentive Plan (the "2020 Plan") was approved by shareholders in August 2020, which replaces the 2011 Director Plan and authorizes the issuance of 200,000 shares of common stock to non-employee directors. We expect to grant each independent director $50,000 of stock on the date of each subsequent Annual Meeting.

[6] In May 2022, shareholders approved the 2022 Employee Stock Incentive Plan (the "2022 Plan"), which replaces the 2015 Plan and authorizes the issuance of 750,000 shares of common stock to employees. 486,846 shares have been granted under the plan as of December 31, 2024.

§ Indicates plans with stock options.

† Indicates plans with stock grants.

Stock Options available for grant at December 31	428,702	926,348
Stock Options exercisable at December 31	59,000	59,000
Exercise price ranges per share:		
Granted	N/A	N/A
Exercised	N/A	N/A
Outstanding	$ 3.50 - $ 39.11	$ 3.50 - $ 39.11
Weighted average exercise price per share:		
Granted	--	--
Exercised	--	--
Outstanding at December 31	$ 17.35	$ 17.35
Exercisable at December 31	$ 17.35	$ 17.35

The following tables summarize information about the stock options outstanding under the Company's option plans as of December 31, 2024.

Options Outstanding and Exercisable:

Range of Exercise Price	Number Outstanding	Wgt. Avg. Contractual Life Remaining (in years)	Wgt. Avg. Exercise Price	Aggregate Intrinsic Value
$3.50 - $3.86	13,000	2.2	$ 3.75	$ 233,100
$7.80	8,000	3.4	$ 7.80	$ 11,040
$19.99	30,000	4.1	$ 19.99	$ 50,700
$39.11	8,000	4.4	$ 39.11	$ --
$3.50 - $39.11	59,000	3.6	$ 17.35	$ 394,840

Aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year ended December 31, 2024, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2024. The amount of aggregate intrinsic value will change based on the fair value of the Company's common stock.

Restricted Stock Units

Restricted Stock Units, or RSUs, generally vest at the end of a three-year vesting period. A summary of the Company's RSU activity was as follows:

	Number of Restricted Stock Units	Weighted-average grant date fair value per share
Balance as of December 31, 2023	--	$ --
Granted	486,846	12.58
Vested	--	--
Canceled and forfeited	(6,848)	12.34
Balance as of December 31, 2024	479,998	$ 12.59

Stock compensation expense related to RSUs and the annual grant to the Board of Directors was as follows for the year ended December 31, 2024 and 2023:

Year ended December 31, (*in thousands*)	2024	2023
General and administrative expense	$ 385	$ 150
Development expense	923	--
Total	$ 1,308	$ 150

As of December 31, 2024, unrecognized compensation costs related to unvested RSUs was $4.5 million, which we expect to recognize over a weighted-average period of 2.4 years. There were no RSUs granted during the year ended December 31, 2023.

12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated operating margin and net income to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow its operating margin and the allocation of resources between cost of revenues, marketing, development, and general and administrative expenses.

The following table presents selected financial information with respect to the Company's single operating segment for the years ended December 31, 2024 and 2023:

Year ended December 31, *(in thousands, except per share data):*	2024	2023
Revenue	$ 57,399	$ 56,004
Less:		
Cost of revenue	35,770	36,571
Marketing	407	310
General and administrative	5,769	5,334
Development	8,914	8,478
Operating Income	6,539	5,311
Operating Margin	11.4%	9.5%
Other income (expense)		
Investment loss	(427)	(1,579)
Other income	792	765
Income before income taxes	6,904	4,497
Provision for income taxes	(1,456)	(1,102)
Net income	$ 5,448	$ 3,395

In 2003, we established a subsidiary of CoreCard Software in Romania for software development and testing activities. In 2006, we established a subsidiary in India for additional software development and testing activities as well as support for processing operations. In October 2020, we opened an office in Dubai, United Arab Emirates to support CoreCard's expansion of processing services into new markets in the Asia Pacific, Middle East, Africa and European regions. In October 2021, we opened a new location in Bogotá, Colombia where we have technical personnel to support existing customers and continued growth.

At December 31, 2024 and 2023, continuing operations of foreign subsidiaries had assets of $8,201,000 and $7,301,000, respectively, and total liabilities of $1,720,000 and $1,838,000, respectively. The majority of these assets and liabilities are in India. There are no currency exchange restrictions related to our foreign subsidiaries that would affect our financial position or results of operations. Refer to Note 1 for a discussion regarding how we account for translation of non-U.S. currency amounts.

13. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (numerator) by the weighted average number of common shares outstanding (denominator) during the period and excludes the dilutive effect of stock-based awards. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during a period. In computing diluted income per share, the average stock price for the period is used in determining the number of shares assumed to be reacquired under the treasury stock method for the hypothetical exercise of stock options and vesting of time-based restricted stock units.

The following tables represent required disclosure of the reconciliation of the income (loss) and the shares used in the basic and diluted income (loss) per share computation:

Year ended December 31, *(in thousands, except per share data):*	2024	2023
Numerator:		
Net Income	$ 5,448	$ 3,395
Denominator:		

Weighted-average basic shares outstanding	8,027	8,458
Effect of dilutive securities	119	16
Weighted-average diluted shares	8,146	8,474
Basic earnings per share	$ 0.68	$ 0.40
Diluted earnings per share	$ 0.67	$ 0.40

At December 31, 2024 and 2023, there were 119,000 and 16,000 dilutive stock awards, respectively.

INVESTOR INFORMATION

Directors and Officers

J. Leland Strange*
Chairman of the Board, President
and Chief Executive Officer

A. Russell Chandler, III ** 1, 2 & 3*
Retired, Chairman of Whitehall Group, Ltd.

Philip H. Moise ** 1, 2 & 3*
Former Executive Vice President and General Counsel
Immucor, Inc.

Kathryn Petralia ** 1, 2 & 3*
Co-Founder of Keep Financial

Matthew A. White
Chief Financial Officer and Corporate Secretary

* director
[1] audit committee
[2] compensation committee
[3] nominating and corporate governance committee

Auditors

Cherry Bekaert LLC
Atlanta, Georgia

Legal Counsel

Kilpatrick Townsend & Stockton LLP
Atlanta, Georgia

Transfer Agent and Registrar

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY10005

Annual Meeting

The Annual Meeting of Shareholders will be held May 29th 2025 at 4:00 p.m. at our principle executive offices at One Meca Way, Norcross, GA 30093.

Communication from the Company

SEC-filed reports and press releases are posted on the Company's website at www.corecard.com.

The Company will mail SEC-filed reports to shareholders upon request to:

CoreCard Corporation
One Meca Way
Norcross, GA 30093
770-381-2900



One Meca Way
Norcross, Georgia 30093
www.corecard.com